YM BIOSCIENCES INC.

                                 NOTICE OF 2004
                                   ANNUAL AND
                                 SPECIAL MEETING
                                 OF SHAREHOLDERS
                                       AND
                                   MANAGEMENT
                                 PROXY CIRCULAR

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT (i) the annual and special meeting (the "Meeting") of shareholders of YM BioSciences Inc. (the "Corporation") will be held at Heenan Blaikie LLP, Suite 2600, South Tower, Royal Bank Plaza, Toronto, Ontario, Canada, M5J 2J4, on December 8, 2004 at 4:30 p.m. (Toronto time) and (ii) a meeting (the "Confirmatory Meeting") of shareholders to be held on December 22, 2004, with respect to Item 6 and Item 7 of this Notice to be held at the same place and at the same time as the Meeting for the following purposes:

      1. to receive the 2004 Annual Report of the Corporation, containing the audited financial statement of the Corporation for the fiscal year ended June 30, 2004, and the auditor's report thereon;

      2.    to elect eight directors;

      3. to reappoint the auditor and authorize the directors to fix the auditor's remuneration;

      4. to consider and, if deemed advisable, to approve, with or without variation, the resolution, the text of which is set forth in Schedule "A" to the accompanying Management Proxy Circular and incorporated herein by reference, ratifying the establishment of a shareholder rights plan;

      5. to consider and, if deemed advisable, to approve, with or without variation, the resolution, the text of which is set forth in Schedule "B" to the accompanying Management Proxy Circular and incorporated herein by reference, approving an amendment to the Corporation's employee stock option plan;

      6. to consider and, if deemed advisable, to approve, with or without variation, the resolution, the text of which is set forth in Schedule "C" to the accompanying Management Proxy Circular and incorported herein by reference, approving an amendment to the Corporation's articles of association to provide for a classified board;

      7. to consider and, if deemed advisable, to approve, with or without variation, the resolution, the text of which is set forth in Schedule "D" to the accompanying Management Proxy Circular and incorporated herein by reference, approving an amendment to the Corporation's articles of association to provide shareholders a minimum ten day written notice period prior to any meeting of shareholders; and

      8. to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

      The specific details of the matters proposed to be put before the Meeting are set forth in the Management Proxy Circular that accompanies and forms part of this Notice.

      Dated at Toronto, Ontario, November 8, 2004.

                                            BY ORDER OF THE BOARD OF DIRECTORS

                                            David G.P. Allan (signed)
                                            Chief Executive Officer

----------
Notes:

1. A Management Proxy Circular, Proxy and the 2004 Annual Report accompany this Notice of Meeting. Registered shareholders who are unable to present at the Meeting are kindly requested to specify on the accompanying form of proxy the manner in which the shares represented thereby are to be voted, and to sign, date and return same in accordance with the instructions set out in the Proxy and Proxy Circular.

2. The directors have fixed a record date of November 8, 2004. Accordingly, shareholders registered on the books of the Corporation at the close of business on November 8, 2004, are entitled to notice of the Meeting.

3. Persons who are registered as shareholders on the books of the Corporation at the close of business on November 8, 2004, are entitled to vote at the Meeting.

4. If you are a beneficial shareholder and receive these materials through your broker or another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or intermediary.

MANAGEMENT PROXY CIRCULAR
--------------------------------------------------------------------------------

TABLE OF CONTENTS

SOLICITATION OF PROXIES.....................................................-1-

VOTING BY BENEFICIAL SHAREHOLDERS...........................................-2-

VOTING OF PROXIES...........................................................-3-

AUTHORIZED CAPITAL..........................................................-3-

PRINCIPAL HOLDERS OF VOTING SECURITIES......................................-3-

PARTICULARS OF MATTERS TO BE ACTED ON.......................................-4-

   1.   ELECTION OF DIRECTORS...............................................-4-

   2.   APPOINTMENT AND REMUNERATION OF AUDITORS............................-5-

   3.   SHAREHOLDER RIGHTS PLAN.............................................-5-

   4.   AMENDMENTS TO SHARE INCENTIVE ARRANGEMENTS..........................-8-

   5.   AMENDMENT TO THE ARTICLES OF ASSOCIATION OF THE CORPORATION
        TO PROVIDE FOR A CLASSIFIED BOARD OF DIRECTORS......................-9-

   6.   AMENDMENT TO THE ARTICLES OF ASSOCIATION OF
        THE CORPORATION TO PROVIDE A MINIMUM 10 DAY WRITTEN
        NOTICE FOR GENERAL MEETINGS OF SHAREHOLDERS.........................-10-

EXECUTIVE COMPENSATION......................................................-10-

CORPORATE GOVERNANCE DISCLOSURE STATEMENT...................................-15-

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS..............................-17-

AUDITOR INDEPENDENCE........................................................-17-

AVAILABILITY OF INFORMATION.................................................-17-

                               YM BIOSCIENCES INC.

                         MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF YM BIOSCIENCES INC. ("YM BIOSCIENCES" OR THE "CORPORATION") FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION (THE "MEETING") TO BE HELD ON DECEMBER 8, 2004, AT HEENAN BLAIKIE LLP, SUITE 2600, SOUTH TOWER, ROYAL BANK PLAZA, TORONTO, ONTARIO, CANADA, M5J 2J4, AT 4:30 P.M. (TORONTO TIME), AND (II) A CONFIRMATORY MEETING (THE "CONFIRMATORY MEETING") TO BE HELD ON DECEMBER 22, 2004, AT THE SAME TIME AND PLACE AS THE MEETING WITH RESPECT TO (V) AND (VI) DESCRIBED IN THE PARAGRAPH IMMEDIATELY BELOW, AND AT ANY ADJOURNMENT OR ADJOURNMENTS THEREOF, FOR THE PURPOSES SET OUT IN THE FOREGOING NOTICE OF MEETING. It is expected that the solicitation of proxies will be primarily by mail. Proxies may also be solicited personally or by the Corporation's investor relations group by telephone and by officers and directors of the Corporation (but not for additional compensation). The costs of solicitation will be borne by the Corporation. Except as otherwise stated, the information contained herein is given as of October 15, 2004.

Holders of common shares (the "Common Shares") may vote on all matters to come before the Meeting. The form of proxy forwarded to holders of Common Shares affords the shareholder the opportunity to specify the manner in which the proxy nominees are to vote with respect to any specific item by checking the appropriate space in order to indicate whether the Common Shares registered in the shareholder's name shall be: (i) voted for or withheld from voting for the election of directors, all as named in this Circular; (ii) voted for or withheld from voting for the appointment of auditors and authorizing the directors to fix their remuneration; (iii) voted for or against a resolution approving shareholders' rights plan; (iv) voted for or against an ordinary resolution approving an amendment to Corporations Employee Stock Option Plan to fix the number of Common Shares to be reserved for issuance under the Option Plan at 3,500,000; (v) voted for or against a special resolution authorising an amendment to the Corporation's articles of association to provide for a classified board; and (vi) voted for or against a special resolution authorising an amendment to the Corporation's articles of association to provide shareholders ten days' notice of all shareholders' meetings.

In addition, the laws of the jurisdiction of incorporation require that the matters described in (v) and (vi) above must also be passed at the Confirmatory Meeting which shall be held on December 22, 2004, as indicated in the Notice of Meeting.

The form of proxy also confers discretionary authority upon the proxy nominees with respect to amendments to, or variations of, matters identified in the Notice of Meeting or other matters which may properly come before the Meeting or any adjournments thereof.

The persons named in the enclosed form of proxy are directors or officers of the Corporation and will vote for, against or withhold from voting the Common Shares for which they are appointed in respect of the matters listed in the Notice of Meeting in accordance with the instructions included in the properly executed proxies.

The proxy must be signed by the holders of Common Shares or the shareholder's attorney duly authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as executors, administrators, trustees or in any other representative capacity should so indicate and give their full title as such. A partnership should sign in the partnership's name and by an authorized person(s). A shareholder wishing to appoint some other person as a representative at the Meeting may do so either by inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed form of proxy to the Corporation's Registrar and Transfer Agent CIBC MELLON TRUST COMPANY, ATTENTION:
PROXY DEPARTMENT UNIT 6, 200 QUEENS QUAY EAST, TORONTO, ONTARIO, M5A 4K9 B AT LEAST 24 HOURS BEFORE THE MEETING TIME or to the Secretary of the Corporation in time for use at the Meeting.

Management is not aware of any matters to come before the Meeting other than those matters referred to in the Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting or any adjournment or adjournments thereof, the Common Shares represented by proxies in favour of management nominees will be voted on such matters in accordance with the best judgement of the proxy nominee.

A proxy given by a shareholder for use at the Meeting may be revoked at any time prior to its use. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, or any adjournment thereof. The Head Office of the Corporation is located at 5045 Orbitor Drive, Building 11, Suite 400, Mississauga, Ontario, L4W 4Y4.

VOTING BY BENEFICIAL SHAREHOLDERS

ONLY REGISTERED SHAREHOLDERS OR DULY APPOINTED PROXYHOLDERS ARE PERMITTED TO VOTE AT THE MEETING. MOST SHAREHOLDERS OF THE CORPORATION ARE "NON-REGISTERED" SHAREHOLDERS BECAUSE THE VOTING SHARES THEY OWN ARE NOT REGISTERED IN THEIR
NAMES BUT ARE INSTEAD REGISTERED IN THE NAME OF THE BROKERAGE FIRM, BANK OR TRUST COMPANY THROUGH WHICH THEY PURCHASED THE VOTING SHARES.

More particularly, a person is not a registered shareholder in respect of Common Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101, the Corporation has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy WHICH HAS ALREADY BEEN SIGNED BY THE INTERMEDIARY (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and DELIVER IT TO CIBC MELLON TRUST
      COMPANY, ATTENTION: PROXY DEPARTMENT UNIT 6, 200 QUEENS QUAY EAST, TORONTO, ONTARIO, M5A 4K9; or

(b) more typically, be given a voting instruction form WHICH IS NOT SIGNED BY THE INTERMEDIARY, and which, when properly completed and signed by the Non-Registered Holder and RETURNED TO THE INTERMEDIARY OR ITS SERVICE
      COMPANY, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form.
      Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. IN EITHER CASE, NON-REGISTERED HOLDERS SHOULD
CAREFULLY FOLLOW THE INSTRUCTIONS OF THEIR INTERMEDIARY, INCLUDING THOSE REGARDING WHEN AND WHERE THE PROXY OR PROXY AUTHORIZATION FORM IS TO BE DELIVERED.

VOTING OF PROXIES

The management representatives designated in the enclosed forms of proxy will vote or withhold from voting the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

IN THE ABSENCE OF SUCH  DIRECTION,  SUCH SHARES WILL BE VOTED BY THE  MANAGEMENT
REPRESENTATIVES:

(A)   FOR THE ELECTION OF DIRECTORS; AND

(B) FOR THE APPOINTMENT OF AUDITORS AND THE AUTHORIZING THE BOARD OF DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS;

(C)   FOR THE APPROVAL OF SHAREHOLDERS' RIGHTS PLAN;

(D) FOR THE RESOLUTION APPROVING AN AMENDMENT TO THE CORPORATIONS EMPLOYEE STOCK OPTION PLAN TO FIX THE NUMBER OF COMMON SHARES TO BE RESERVED FOR ISSUANCE UNDER THE OPTION PLAN AT 3,500,000;

(E) FOR THE SPECIAL RESOLUTION APPROVING AN AMENDMENT TO THE CORPORATION'S ARTICLES OF ASSOCIATION PROVIDING FOR A CLASSIFIED BOARD; AND

(F) FOR THE SPECIAL RESOLUTION APPROVING AN AMENDMENT TO THE CORPORATION'S ARTICLES OF ASSOCIATION PROVIDING SHAREHOLDERS 10 DAYS WRITTEN NOTICE OF ANY MEETING OF SHAREHOLDERS.

The enclosed forms of proxy confer discretionary authority upon the management representatives with respect to amendments to matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting and the Confirmatory Meeting. At the date of this Circular, the management of the Corporation knows of no such amendments or other matters.

AUTHORIZED CAPITAL

The authorized share capital of the Corporation consists of 500,000,000 Common Shares without nominal or par value, 500,000,000 Class A non-voting common shares without nominal or par value, 500,000,000 Class A preferred shares without nominal or par value and 500,000,000 Class B preferred shares, issuable in series, without nominal or par value, of which 35,315,989 Common Shares were issued and outstanding as at the close of business on November 8, 2004 (the "Record Date"). Each Voting Share carries one vote in respect of each matter to be voted upon at the Meeting. Only holders of Common Shares of record at the close of business on the Record Date are entitled to vote at the Meeting, except to the extent that a person has transferred any of his or her Common Shares after that date and the transferee establishes proper ownership and requests, not later than ten (10) days before the Meeting, that his or her name be included in the list of shareholders for the Meeting, in which case the transferee is entitled to vote his or her shares at the Meeting.

PRINCIPAL HOLDERS OF VOTING SECURITIES

As at October 15, 2004, to the knowledge of the directors and officers of the Corporation, the there are no persons or corporations who beneficially own, directly or indirectly, or exercise control or direction over, shares of the Corporation carrying more than 10% of the voting rights attached to any class of outstanding shares of the Corporation entitled to vote in connection with any matters being proposed for consideration at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED ON

1.    ELECTION OF DIRECTORS

Eight directors of the Corporation are to be elected at the Annual and Special Meeting. The present term of office of each director will expire immediately prior to the election of directors at the Meeting. Currently, directors are elected annually for a term of one year. The Board of Directors has approved, and is submitting to shareholders for approval at this meeting, an amendment to the Corporation's articles of association that, among other things, divides the board of directors into three classes with one class standing for election each year for a three-year term.

In the event the nominees receive a majority of the votes properly cast in person or by proxy in voting on the election of directors and the shareholders approve the proposed amendment to the articles of association, Messrs. Friedman and Vida will be elected as Class I directors for a one year term; Messrs. Entwistle, Friesen and Wenzel will be elected as Class II directors for a two-year term; and Messrs. Allen, Allan and Williams will be elected as Class III directors for a three-year term. In the event that the nominees receive a majority of the votes properly cast in person or by proxy in voting on the election of directors and that the proposed amendment to the articles of association is not approved by the requisite vote in the prescribed manner, the nominees will be elected as directors until the next annual meeting of shareholders.

Unless otherwise instructed, the proxy holders will vote the proxies received by them for each of the nominees named below. All of the nominess currently are directors of the Corporation. In the event that any nominee is unable or declines to serve as a director at the time of the meeting, the proxies will be voted for the nominee designated by the current Board of Directors to fill the vacancy. It is not expected that any nominee will be unable or will decline to serve as a director.

The following table sets out the names and municipalities of residence of the nominees for election as directors, all other positions and offices within the Corporation now held by them, their present principal occupations or employment, the date on which each became a director of the Corporation and the number of Common Shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at October 1, 2004. The information as to Common Shares owned or controlled has been provided by the nominees.


                                                                                                            SHARES
                                                                                                       BENEFICIALLY OWNED,
NAME AND MUNICIPALITY OF           PRESENT PRINCIPAL OCCUPATION AND                                DIRECTLY OR INDIRECTLY, OR
RESIDENCE                           POSITIONS WITH THE CORPORATION              DIRECTOR SINCE       CONTROLLED OR DIRECTED
---------                           ------------------------------              --------------       ----------------------

David G.P. Allan                Chairman and Chief Executive Officer,           August 23, 1994       669,659 Common Shares
Toronto, Canada                 YM BioSciences Inc.

Thomas I.A. Allen,              Partner, Ogilvy Renault, Toronto (law firm)     December 13, 1996
Q.C.(1)(2)(3)
Toronto, Canada

Mark Entwistle, M.A.(3)         Principal, Societas Consulting Inc.             October 9, 1997
Ottawa, Canada

Henry Friesen, O.C., M.D.,      Chair, Genome Canada                            September 10, 2001
F.R.S.C.  (1)
Winnipeg, Canada

John Friedman                   Managing Director, Easton Capital Corporation   April 27, 2004
New York, USA

Julius Vida, PhD, MBA(2)        President, Vida International Pharmaceutical    September 10, 2001
Greenwich, USA                  Consultants

Gilbert Wenzel,, PhD            President and CEO, Quisisana AG, Zurich         March 19, 2001
Zurich, Switzerland

Tryon M. Williams,              CEO, CellStop Systems, Inc.                     November 6, 1995       20,100 Common Shares
BSc(1)(2)(3)
London, England

      (1)   Member of Audit Committee.
      (2)   Member of Corporate Governance and Nominating Committee.
      (3)   Member of Compensation Committee.

For the past five years, each of the foregoing directors and officers of the Corporation has been engaged in his or her current occupation or in other capacities with the same or a related entity, except as follows: Mr. Entwistle, prior to June 2001 was Director of Communications and Planning to the leader of a Canadian Political Party, and prior to June, 1999 was a consultant; Dr. Friesen, prior to 2000 was the President of the Medical Research Council of Canada, now the Canadian Institute of Health Research; Dr. Wenzel, prior to July, 2002 was Head of Group Strategy and Business Development, Novartis Group and prior to November, 2000 was a director of McKinsey & Company; and Mr. Williams prior to June 2000 was president of Tarpen Research Corporation.

THE PERSON DESIGNATED IN THE ENCLOSED FORM OF PROXY INTENDS TO VOTE FOR THE ABOVE NAMED NOMINEES FOR ELECTION AS DIRECTORS, UNLESS THE SHAREHOLDER SPECIFIES THAT AUTHORITY TO DO SO IS WITHHELD.

2.    APPOINTMENT AND REMUNERATION OF AUDITORS

The person designated in the enclosed form of proxy intends to vote for the re-election of KPMG LLP, Chartered Accountants, Yonge Corporate Centre, 4100 Yonge Street, Suite 200, Toronto, Ontario M2P 2H3, as auditors of the Corporation and to authorize the directors to fix the auditors' remuneration, unless the shareholder specifies that authority to do so is withheld. KPMG was first appointed as auditors of the Corporation on September 25, 1995.

3.    SHAREHOLDER RIGHTS PLAN

The Board of Directors of the Corporation has adopted a shareholder rights plan as of October 19, 2004 (the "Rights Plan"). The Rights Plan was effective immediately upon its adoption by the Board, but it must be confirmed by shareholders at the Meeting to remain in effect. To be effective, the resolution ratifying the Rights Plan as outlined below must be passed by a majority of the votes cast at the Meeting. UNLESS OTHERWISE SPECIFIED, THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY INTEND TO VOTE IN FAVOUR OF THE RESOLUTION RATIFYING THE SHAREHOLDER RIGHTS PLAN AGREEMENT DATED AS OF OCTOBER 19, 2004 BETWEEN THE CORPORATION AND CIBC MELLON TRUST COMPANY OF CANADA.

The Rights Plan was not adopted by the Board of Directors in response to, or in anticipation of, any offer or takeover bid. The text of the resolution of the shareholders of the Corporation approving the Rights Plan is attached as Schedule "A" to this Management Proxy Circular.

THE  BOARD OF  DIRECTORS  HAS  DETERMINED  THAT THE  RIGHTS  PLAN IS IN THE BEST
INTERESTS  OF  THE  CORPORATION  AND  ITS   SHAREHOLDERS   AND  RECOMMENDS  THAT
SHAREHOLDERS VOTE IN FAVOUR OF CONFIRMATION OF THE RIGHTS PLAN.

PURPOSE OF THE RIGHTS PLAN

The Rights Plan is designed to give the Corporation's shareholders sufficient time to properly assess a take-over bid without undue pressure and to give the Corporation's Board of Directors time to consider alternatives designed to allow the Corporation's shareholders to receive full and fair value for their common shares. Additionally, the Rights Plan is designed to provide shareholders of the Corporation with equal treatment in a take-over bid. The desire to ensure that the Corporation is able to address unsolicited take-over bids for its issued and outstanding common shares during the term of the Rights Plan stems from a concern that Canadian take-over bid rules provide too short a response time to companies that are subject to unsolicited take-over bids to ensure that shareholders are offered full and fair value for their shares.

In recent years, shareholder rights plans have been adopted by many Canadian companies, and the terms of such plans have evolved to reflect changes in investor attitudes, standards of corporate governance, requirements of securities regulatory authorities, and the views of third-party commentators. The proposed Rights Plan reflects this evolution.

SUMMARY OF THE RIGHTS PLAN

The following is a summary of the principal terms of the Rights Plan, which is qualified in its entirety by reference to the text of the Rights Plan, a copy of which accompanies this Management Proxy Circular as Exhibit "A".

TERM

The term of the Rights Plan ends on the date of the Corporation's Annual Meeting of Shareholders to be held in 2007, at which time the Rights expire unless they are terminated, redeemed, or exchanged earlier by the Board of Directors.

ISSUE OF RIGHTS

To implement the Rights Plan, the Board of Directors authorized the issuance of share purchase rights ("Rights") to the current shareholders of the Corporation at the rate of one Right for each common share outstanding as at 5:00 p.m. (Toronto time) on October 19, 2004 (the "Record Time"). In addition, one Right will be issued with each common share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the redemption or expiration of the Rights. The Corporation has entered into a rights plan agreement, dated as of October 19, 2004, with CIBC Mellon Trust Company of Canada, as rights agent, which provides for the exercise of the Rights, the issue of certificates evidencing the Rights, and other related matters, including those described in this Management Proxy Circular.

RIGHTS EXERCISE PRIVILEGE

The Rights will trigger (i.e. separate from the Corporation's common shares) (the "Separation Time") and will become exercisable eight (8) trading days after a person (an "Acquiring Person") has acquired 20% or more of, or commences or announces a take-over bid for, the Corporation's outstanding common shares (defined to include the common shares and any other shares that the Corporation may issue that carry voting rights relating to the election of directors), other than by an acquisition pursuant to a Permitted Bid or a Competing Permitted Bid (each as defined below). The acquisition by an Acquiring Person of 20% or more of the common shares is referred to as a "Flip-in Event".

Any rights held by an Acquiring Person will become void upon the occurrence of the Flip-in Event. By making any take-over bid other than a Permitted Bid or a Competing Permitted Bid prohibitively expensive for an Acquiring Person, the Rights Plan is designed to require any person interested in acquiring more than 20% of the Corporation's common shares to do so by way of a Permitted Bid or a Competing Permitted Bid or to make a take-over bid which the Board of Directors considers to represent the full and fair value of the Corporation's common shares.

Prior to the rights being triggered, they will have no value and no dilutive effect on the Corporation's common shares.

FLIP-IN EVENT

A "Flip-in Event" is triggered in the event that a transaction occurs pursuant to which a person becomes an Acquiring Person (as defined by the Rights Plan). Upon the occurrence of the Flip-in Event, each Right (except for Rights Beneficially Owned by the Acquiring Person and certain other persons specified below) shall thereafter constitute the right to purchase from the Corporation upon exercise thereof in accordance with the terms of the Rights Plan that number of common shares of the Corporation having an aggregate Market Price (as defined in the Rights Plan) on the date of the consummation or occurrence of such Flip-in Event equal to twice the Exercise Price (as defined in the Rights
Plan) for an amount in cash equal to the Exercise Price. Accordingly, if one assumes a market price of $10 per share, then a shareholder could purchase for $50.00 ten shares, effectively acquiring the shares at half of the current Market Price.

The Rights Plan provides that Rights that are beneficially owned by (i) an Acquiring Person or any affiliate or associate of an Acquiring Person, or any Person acting jointly or in concert with an Acquiring Person, or any affiliate or associate of such Acquiring Person; or (ii) a transferee or other successor in title of Rights of an Acquiring Person (or of an affiliate or associate of an Acquiring Person or of any person acting jointly or in concert with an Acquiring Person or any associate or affiliate of an Acquiring Person) who becomes a transferee or successor in title concurrently with or subsequent to the Acquiring Person becoming an Acquiring Person shall become null and void without any further action, and any holder of such Rights (including transferees or successors in title) shall not have any right whatsoever to exercise such Rights under any provision of the Rights Plan.

ACQUIRING PERSON

An "Acquiring Person" is a person who Beneficially Owns (as defined in the Rights Plan) twenty percent (20%) or more of the outstanding Voting Shares of the Corporation. An Acquiring Person does not, however, include the Corporation or any subsidiary of the Corporation, or any person who becomes the Beneficial Owner of twenty percent (20%) or more of the outstanding Voting Shares of the Corporation as a result of Permitted Bids, Competing Permitted Bids, and certain other exempt transactions.

PERMITTED BIDS AND COMPETING PERMITTED BIDS

A "Permitted Bid" is a take-over bid made by take-over bid circular in compliance with the following additional provisions:

      1.    the bid must be made to all holders of record of common shares;

      2. the bid must be open for a minimum of 60 days following the date of the bid, and no shares may be taken up prior to such time;

      3. take-up and payment for shares may not occur unless the bid is accepted by persons holding more than fifty percent (50%) of the outstanding common shares exclusive of shares held by the person responsible for triggering the Flip-in Event or any person that has announced an intention to make, or who has made, a takeover bid for the shares of the Corporation and the respective affiliates and associates of such persons and persons acting jointly or in concert with such persons;

      4. shares may be deposited into or withdrawn from the bid at any time prior to the take-up date; and

      5.    if the  bid is  accepted  by the requisite  percentage  specified in
            (3) above, the bidder must extend the bid for a period of 10 business days to allow other shareholders to tender into the bid, should they so wish, and must make a public announcement to such effect.

A "Competing Permitted Bid" is a take-over bid that satisfies all of the criteria of a Permitted Bid except that since it is made after a Permitted Bid has been made, the minimum deposit period and the time period for the take-up of and payment for shares tendered under a Competing Bid is not 60 days, but is instead the greater of 35 days (the minimum permitted by law) and the 60th day after the date on which the Permitted Bid then in existence was made.

Neither a Permitted Bid nor a Competing Permitted Bid need be approved by the Board of Directors and may be taken directly to the shareholders of the Corporation. Acquisitions of common shares made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-in Event.

CERTIFICATES AND TRANSFERABILITY

Prior to separation, the Rights will be evidenced by a legend imprinted on the common share certificates of the Corporation and will not be transferable separately from the common shares. Common share certificates do not need to be exchanged to entitle a shareholder to these Rights. The legend will be on all new certificates issued by the Corporation. From and after separation, the Rights will be evidenced by Rights certificates and will be transferable separately from the Corporation's common shares.

REDEMPTION AND WAIVER

The Board of Directors may, at any time prior to the occurrence of a Flip-in Event, and subject to shareholder approval, elect to redeem all but not less than all of the Rights at a redemption price of $0.0001 per Right (the "Redemption Price"), appropriately adjusted in certain events. Rights will be deemed to be automatically redeemed at the Redemption Price where a person that has made a Permitted Bid, a Competing Permitted Bid, or a take-over bid otherwise exempted by the Board of Directors takes up and pays for the Corporation's shares under the terms of the bid. If the Board of Directors elects or is deemed to have elected to redeem the Rights, the right to exercise the Rights will terminate, and each Right will, after redemption, be null and void, and the only right thereafter of the holders of Rights shall be to receive the Redemption Price. Under the Rights Plan, the Board of Directors has discretion to waive application of the Rights Plan to a take-over bid, subject to an automatic waiver with respect to all other take-over bids made while the waived take-over bid is outstanding. The Board of Directors of the Corporation may also waive the application of the Rights Plan to a Flip-in Event which occurs through inadvertence, subject to the "inadvertent" Acquiring Person reducing its holding of the Corporation's shares within an agreed time. Other waivers of the Rights Plan will require shareholder approval.

AMENDMENT

The Rights Plan provides that prior to ratification by shareholders, the Board of Directors may in its sole discretion supplement or amend the Rights Plan. Once the Rights Plan has been ratified by the shareholders, however, any amendments or supplements to the terms of the Rights Plan (other than for clerical errors or to maintain the Rights Plan's validity as a result of changes in legislation) will require prior shareholder approval. Changes arising from changes in applicable legislation will require subsequent shareholder ratification.

SHAREHOLDER APPROVAL

The Rights Plan must be ratified by a majority of the votes cast at the Meeting by shareholders present or voting by proxy. In addition, The Toronto Stock Exchange requires that the Rights Plan be ratified by shareholders within six
(6) months of the date of adoption of the Rights Plan by the Board of Directors.

THE PERSON DESIGNATED IN THE ENCLOSED FORM OF PROXY INTENDS TO VOTE FOR THE RESOLUTION SET OUT AT SCHEDULE "A" AT THE MEETING AND CONFIRMATORY MEETING, UNLESS THE SHAREHOLDER SPECIFIES TO VOTE AGAINST SUCH RESOLUTION.

4.    AMENDMENTS TO SHARE INCENTIVE ARRANGEMENTS

The shareholders  will be requested to pass ordinary  resolutions at the Meeting
approving   amendments  to  the  Corporation's   share  incentive   arrangements
summarized below.

The shareholders of the Corporation have previously approved an executive stock option plan (the "Option Plan") to provide incentives to the Corporation's employees, officers and directors. The Option Plan is designed to advance the interests of the Corporation by encouraging employees, directors, officers and certain others to hold equity in the Corporation through the acquisition of Common Shares. The aggregate number of Common Shares reserved for issuance under the Option Plan must be fixed in accordance with applicable regulatory requirements imposed by The Toronto Stock Exchange ("TSX") and each of the American Stock Exchange ("AMEX") and the Alternative Investment Market ("AIM") operated by the London Stock Exchange upon which the shares of the Corporation are listed and quoted for trading. Any change in such maximum number of shares is considered to be an amendment to the Share Plans and requires shareholder approval. There were 35,315,989 Common Shares issued and outstanding as of September 30, 2004.

The maximum number of Common Shares in the capital of the Corporation authorized to be reserved for issuance for the purposes of the Share Plans is currently fixed at 2,750,000 million Common Shares which then, when approved by the shareholders at the last annual meeting of shareholders, represented approximately 12% of the number of Common Shares then issued and outstanding.

There are currently 2,452,241 Common Shares reserved for issuance in connection with stock options granted by the Corporation under the Option Plan. The difference between this amount and the current fixed maximum of 2,750,000 Common Shares represents 297,759 Common Shares. The Board of Directors has determined it appropriate to reserve an additional 750,000 Common Shares for the purposes of the Option Plan. A total of 3,500,000 Common Shares representing 10% of the number of Common Shares issued and outstanding will be available to be reserved for issuance under the Option Plan after giving effect to this increase, including 2,452,241 Common Shares currently reserved in connection with outstanding options.

Attached to this Information Circular as Exhibit C is the full text of the resolution approving the amendment to the Option Plan. The applicable TSX policy requires, inter alia, that the amendments be approved by the majority of votes cast by the holders of Common Shares present in person or by proxy at the Meeting to become effective. The Option Plan will remain in full force and effect and there will be no change to the number of Common Shares that may be reserved for issuance pursuant to the Option Plan in the event that shareholder approval is not given.

THE PERSON  DESIGNATED  IN THE  ENCLOSED  FORM OF PROXY  INTENDS TO VOTE FOR THE
RESOLUTION SET OUT AT SCHEDULE "B" AT THE MEETING, UNLESS THE SHAREHOLDER SPECIFIES TO VOTE AGAINST SUCH RESOLUTION.

5. AMENDMENT TO THE ARTICLES OF ASSOCIATION OF THE CORPORATION TO PROVIDE FOR A CLASSIFIED BOARD OF DIRECTORS

The Corporation's Board of Directors has unanimously approved and recommended that shareholders approve an amendment to the Corporation's Certificate of Incorporation to provide for the classification of the Corporation's Board of Directors into three classes of directors with staggered terms of office. A copy of the proposed amendment to the Corporation's Articles of Association is set out in Schedule "C" annexed hereto.

The Board believes that a staggered Board of Directors will provide important benefits to both the Corporation and its shareholders. The Board of Directors believes that:

o A staggered Board first provides stability and continuity and secondly helps to prevent abrupt changes in corporate policies, based on misplaced short-term objectives that might result if the entire Board could be replaced in just one meeting. This allows the Corporation to improve its focus on long-term strategic planning. This long-term focus can lead to a better competitive position for the Corporation and maximize shareholder value.

o Electing directors to three-year terms also enhances the independence of non-management directors by providing them with a longer assured term of office, thereby insulating them against pressure from management or from special interest groups who might have an agenda contrary to the long-term interests of all shareholders. The Board of Directors believes that the ability to replace the entire board of directors at one meeting undercuts director independence and leaves the Corporation vulnerable to special interest groups who may not be acting in the best interests of all shareholders.

o The existence of three-year terms for directors assists the Corporation in attracting director candidates who are willing to make a longer-term commitment to the Corporation.

o Finally, a classified Board of Directors enhances the Board's ability to negotiate the best results for shareholders in a takeover situation. One benefit of having a classified board is that it encourages a person seeking to obtain control of the Corporation to negotiate with the Board. Because at least two annual shareholder meetings generally will be required to effect a change in control of the Board, the classified structure gives the incumbent directors the time and leverage necessary to evaluate the adequacy and fairness of any takeover proposal, negotiate on behalf of all shareholders and weigh alternative methods of maximizing shareholder value for all shareholders. It is important to note, however, that although the classified Board is intended to cause a person seeking to obtain control of the Corporation to negotiate with the Board, the existence of a classified board will not, in fact, prevent a person from accomplishing a hostile acquisition.

The Board of Directors believes that the benefits of a classified board structure does not come at the cost of directors' accountability to shareholders. The Board believe that directors elected to three-year terms are just as accountable to shareholders as directors elected annually, since all directors are required to uphold their fiduciary duties to the Corporation and its shareholders, regardless of the length of their term of office.

Furthermore, the Board believes that the annual election of one-third of the directors provides shareholders with an effective means to effect change and communicate their views on the performance of the Corporation and its directors.

THE PERSON DESIGNATED IN THE ENCLOSED FORM OF PROXY INTENDS TO VOTE FOR THE RESOLUTION SET OUT AT SCHEDULE "C" AT THE MEETING AND CONFIRMATORY MEETING, UNLESS THE SHAREHOLDER SPECIFIES TO VOTE AGAINST SUCH RESOLUTION.

6. AMENDMENT TO THE ARTICLES OF ASSOCIATION OF THE CORPORATION TO PROVIDE A MINIMUM 10 DAY WRITTEN NOTICE FOR GENERAL MEETINGS OF SHAREHOLDERS

In September of this year the Corporation listed its common shares for trading on AMEX. During the listing process, AMEX noted a deficiency, for its purposes, in the Corporation's articles of association with respect to providing adquate notice to shareholders of general meetings. Currently, paragraph 45 of the articles of association provide the following:

            At least seven clear days' notice, or such longer period of notice as may be required by the Act, of every general meeting, specifying the place, day and hour of the meeting and, when special business is to be considered, the general nature of such business, shall be given to the shareholders entitled to be present at such meeting by notice given as permitted by these Articles. With the consent in writing of all the shareholders entitled to vote at such meeting, a meeting may be convened by a shorter notice and in any manner they think fit, or notice of the time, place and purpose of the meeting may be waived by all of the shareholders.

Notwithstanding the Corporation is also subject to the more rigorous notice requirements under Canadian securities laws, AMEX has requested that we amend paragraph 45 to provide shareholders with written notice at least ten days in advance of all shareholders' meetings. Therefore, it is proposed that paragraph 45 be deleted and the following substituted in its stead:

            At least ten days' written notice, or such longer period of notice as may be required by the Act, of every general meeting, specifying the place, day and hour of the meeting and, when special business is to be considered, the general nature of such business, shall be given to the shareholders entitled to be present at such meeting by notice given as permitted by these Articles.

THE PERSON  DESIGNATED  IN THE  ENCLOSED  FORM OF PROXY  INTENDS TO VOTE FOR THE
RESOLUTION SET OUT AT SCHEDULE "D" AT THE MEETING, UNLESS THE SHAREHOLDER SPECIFIES TO VOTE AGAINST SUCH RESOLUTION.

EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION

Compensation Committee

The Compensation Committee consists of Mr. Entwistle, Mr. Allen and Mr. Williams, all of whom are `unrelated' directors. On behalf of the board of directors (the "Board of Directors" or "Board"), the Compensation Committee establishes and monitors the Corporation's policies for attracting, retaining, developing and motivating senior employees. This includes the review and recommendation to the Board of Directors, for approval, of the remuneration of the Corporation's senior executive officers, including the Named Executive Officers identified in the summary compensation table below, based on the recommendation of the President or Chief Executive Officer.

Report on Executive Compensation

The compensation policies are designed to support the Corporation's strategic objectives, ensure that incentive programs are designed to motivate senior managers to achieve or exceed corporate objectives and to enhance shareholder value and to ensure that there is reasonable consistency in the application of the compensation policy.

The executive compensation comprises base salary, indirect compensation (benefits) and long-term incentives in the form of stock options. In determining actual compensation levels, the Committee considers the total program, rather than any single element in isolation. Total compensation levels are set to reflect both the marketplace (to ensure competitiveness) and the responsibility of each position (to ensure internal equity).

The Corporation's executive compensation program has the following objectives:

o     to attract, retain and motivate qualified executives;

o to provide incentives to executives to maximize productivity and enhance enterprise value by aligning the interests of the executives with those of the shareholders;

o     to foster teamwork and entrepreneurial spirit;

o     to establish a direct link between all  elements of  compensation  and the
      performance  of  the   Corporation,   its   subsidiaries   and  individual
      performance; and

o to integrate compensation incentives with the development and successful execution of strategic and operating plans.

Salary

The base salary for all executives is designed to be competitive and is adjusted for the realities of the market. The target salary is the mid-point, or just below the mid-point, of a salary range for an executive officer which is set at median levels in the comparator group to reflect similar positions in these companies using direct comparison of responsibilities. Base salaries for executive officers are then determined by the Committee within the above policy.

Chief Executive Officer

The compensation levels of the Chief Executive Officer are designed to recognize the Chief Executive Officer's personal contributions and leadership. The
Committee, in consultation with the Board of Directors, formally assesses the performance of the Chief Executive Officer each year using both financial and non-financial measurements, and may increase the Chief Executive Officer's total compensation to levels that are consistent with corporate and individual performance.

Under the leadership and direction of the Chairman and Chief Executive Officer, during fiscal 2004 the Corporation achieved a number of goals, including:

1. receipt of the only Special Protocol Assessment ("SPA") issued by the US Food and Drug Administration ("FDA") to a Canadian Corporation. An SPA provides official FDA evaluation, guidance and agreement on pivotal trials that will form the basis for final approval. This agreement is binding. Through the SPA process, the FDA approves of and agrees to the approvability of a trial's primary endpoint, as well as the trial design and biostatistical analysis.

2. receipt from the FDA of approval for the application of a sequential analysis to the pivotal trial that would result from the SPA prospectively leading to a significant reduction in the cost of the clinical trial and the time to market of the product.

3. the completion of two earlier stage trials in the Corporation's development portfolio and the addition of numerous patent applications in respect of the Corporation's lead molecule, Tesmilifene and the negotiation of an additional license for intellectual property claims in respect of it.

4. the approval from the Therapeutic Product Directorate of the Health Protection Branch of Health Canada for certain of the manufacturing processes utilized in the manufacture of the Corporation's products.

Mr. Allan's base salary was established at $250,000 effective the beginning of the fiscal year which was increased to $267,500 effective February 1, 2004.

Stock Based Compensation

The stock-based compensation program provides stock options that create a direct link between executive rewards and enhanced shareholder value since the full benefit of this compensation element cannot be realized unless stock appreciation occurs over a number of years. The Committee, at its discretion, may grant stock options annually to executives and key employees under the Corporation's stock option plan (the "Plan") based on the executive's position and annual compensation. In addition, special grants of stock options may be approved to recognize singular achievements or to retain and motivate executives in order to further align executive and shareholder interests and to motivate key employees.

The Committee designates from time to time eligible persons to whom options are granted and determines the number of shares covered by such options. Generally, participation in the Plan is limited to persons holding positions that can have a significant impact on the Corporation's long term results. The underlying security of the options granted under the Plan are the Common Shares in the capital of the Corporation. Until such time as the Common Shares may be listed on a stock exchange, the Committee has determined that the exercise price is the fair market value of the Class B Shares at the date immediately proceeding the date of grant. The stock options, which are exercisable over a period not exceeding ten years from the date of grant at an exercise price equal to 100% of the market value of the Class B Shares, vesting at intervals determined by the Committee. Prior to the creation and listing of the Class B Shares, the exercise price of the options granted under the Plan was determined by the Committee in its sole discretion.

During the fiscal year ended June 30, 2004, 825,620 options were issued; of which 458,500 were issued to members of management.

Submitted by the Compensation Committee:

Chairman:   Mark Entwistle
Members:    Thomas Allen
            Tryon M. Williams

SUMMARY COMPENSATION TABLE

The following table sets forth a summary of compensation paid during the fiscal years ended June 30, 2004, 2003, and 2002 to the Corporation's Chief Executive Officer and its executive officers.

                           SUMMARY COMPENSATION TABLE

 NAME AND PRINCIPAL    YEAR         ANNUAL COMPENSATION                      LONG-TERM COMPENSATION
      POSITION
------------------------------------------------------------------------------------------------------------------
                                                                        AWARDS           PAYOUTS
                               SALARY   BONUS    OTHER ANNUAL   SECURITIES  RESTRICTED    LTIP        ALL OTHER
                                ($)      ($)     COMPENSATION   UNDER       SHARES OR    PAYOUTS    COMPENSATION
                                                     ($)        OPTIONS     RESTRICTED   ($) (2)        ($)
                                                                 GRANTED    SHARE
                                                                            UNITS
                                                                            ($)(1)
------------------------------------------------------------------------------------------------------------------
David G.P. Allan       2004   259,000      Nil       Nil         200,000       --          --           Nil
Chief Executive        2003   250,000   15,000       Nil         110,000
Officer                2002   160,000   24,000       Nil             Nil
------------------------------------------------------------------------------------------------------------------
Paul Keane             2004   155,000      Nil       Nil          75,000       --          --           Nil
Director, Medical      2003   150,000   25,000       Nil          54,000
Affairs                2002   125,000   18,750       Nil             Nil
------------------------------------------------------------------------------------------------------------------
Vincent Salvatori      2004   207,000      Nil       Nil          40,500       --          --           Nil
Executive VP 3         2003   149,000      Nil       Nil          39,000
------------------------------------------------------------------------------------------------------------------
Len Vernon             2004   153,000      Nil       Nil          41,000       --          --           Nil
Director, Finance      2003   148,000    4,000       Nil          54,000
and Administration     2002   140,000   21,000       Nil             Nil
------------------------------------------------------------------------------------------------------------------

1. The Corporation has not at any time granted restricted shares to executives or other employees.

2. The Corporation has not established any Long Term Incentive Plans (LTIPs) as defined by the regulations to the Securities Act (Ontario), which specifically exclude option plans.

3.    Dr. Salvatori joined YM in December 2002

STOCK OPTIONS

The following table sets forth information concerning options for the purchase of shares granted during the fiscal year ended June 30, 2004 to the Named Executive Officers.

                     OPTION GRANTS DURING THE MOST RECENTLY
                            COMPLETED FINANCIAL YEAR

-------------------------------------------------------------------------------------------------------------
                                                                          Market Value of
                        Securities        % of Total      Exercise Price     Securities     Expiration Date
        Name               Under        Options Granted    ($/Security)      Underlying
                           Option (1)   to Employees in                      Options on
                                        Financial Year                      the Date of
                                                                               Grant
                                                                            ($/Security)
-------------------------------------------------------------------------------------------------------------
David G.P. Allan          200,000             25%              1.75             1.70         Nov. 27, 2013
-------------------------------------------------------------------------------------------------------------
Paul Keane                75,000              9%               1.75             1.70         Nov. 27, 2013
-------------------------------------------------------------------------------------------------------------
Vincent Salvatori         40,500              5%               1.75             1.70         Nov. 27, 2013
-------------------------------------------------------------------------------------------------------------
Len Vernon                41,000              5%               1.75             1.70         Nov. 27, 2013
-------------------------------------------------------------------------------------------------------------

      (1) The options vest 1/3 immediately and 1/3 on each of the two subsequent anniversaries.

None of the Named Executive Officers exercised any options during the fiscal year ended June 30, 2004. The following table shows the number of options to purchase Common Shares held by the Named Executive Officers and the value of unexercised in-the-money options of such persons as at the end of the Corporation's most recently completed fiscal year:

                 OPTIONS HELD AND FISCAL YEAR END OPTION VALUES

------------------------------------------------------------------------------------------------
         NAME           UNEXERCISED OPTIONS AT JUNE 30,           VALUE OF UNEXERCISED
                                      2004                        IN-THE-MONEY OPTIONS
                                                                   AT JUNE 30, 2004(1)
------------------------------------------------------------------------------------------------
                           VESTED          UNVESTED            VESTED             UNVESTED
------------------------------------------------------------------------------------------------
David G.P. Allan           451,417          204,833           $247,731            $398,206
------------------------------------------------------------------------------------------------
Paul Keane                 118,900          85,100             $33,00             $19,500
------------------------------------------------------------------------------------------------
Vincent Salvatori          43,575           36,425             $66,221            $71,029
------------------------------------------------------------------------------------------------
Len Vernon                 107,567          62,433             $79,443            $109,558
------------------------------------------------------------------------------------------------

(1) Values have been based on the closing price of the common shares on the Toronto Stock Exchange on June 30, 2004 at a price of $3.75 per Share.

STOCK OPTIONS OUTSTANDING

Options in respect of 825,620 Common Shares were granted in the fiscal year ended June 30, 2004 under the 1996 Employee Stock Option Plan. The exercise price of each option is $1.75. During the fiscal year 6,500 options expired or were cancelled. As of the date hereof, 2,452,241 options are outstanding.

STOCK PERFORMANCE GRAPH

The following graph compares the cumulative shareholder return of the common shares of the Corporation since June 12, 2002, with the cumulative total return of the S&P/TSX Composite Total Return Index.

            STOCK CHART COMPARISON - YM VS. S&P TSX COMPOSITE INDEX
                            (ASSUMES $100 INVESTED)

                              [LINE CHART OMITTED]

--------------------------------------------------------------------------------
                                                 1              2              3
--------------------------------------------------------------------------------
YM                                             100             24             90
--------------------------------------------------------------------------------
S&P TSX Index                                  100             95            116
--------------------------------------------------------------------------------

NOTES:
(1) The Common Shares of the Corporation are quoted on AIM. The Common Shares of the Corporation commenced trading on AMEX on October 1, 2004.

(2) Assumes $100 invested in both the Corporation's common shares and the S&P/TSX Composite Total Return Index on June 12, 2002.

COMPENSATION OF DIRECTORS

Directors of the Corporation who are not full-time employees of the Corporation are entitled to receive an annual retainer fee of $12,000 plus an attendance fee of $1,500 per meeting (with the exception of informational meetings) and per day spent traveling to attend the meeting, plus expenses. With respect to informational meetings, directors of the Corporation who are not full-time employees of the Corporation are entitled to an attendance fee of $500 per meeting and per day spent traveling to attend the meeting, plus expenses. In addition, the Chair of the Audit Committee is entitled to an annual retainer fee of $6,000 and the Chair of each of the Compensation and the Corporate Governance and Nominating Committees are entitled to an annual retainer fee of $4,000. Members of the Audit, Compensation and Corporate Governance and Nominating Committees who are not full-time employees of the Corporation are entitled to an attendance fee of $1,500 per meeting and per day spent traveling to attend the meeting, plus expenses. As at September 30, 2004 the number of options held by non-executive directors is 717,120. An additional 655,624 options are held by the Chairman and Chief Executive Officer.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation has purchased liability insurance for the directors and officers of the Corporation. The annual premium for such insurance is $99,000, no part of which is payable by the directors or officers of the Corporation. The annual insurance coverage under the policies is limited to $10,000,000 per claim subject to an annual aggregate of $10,000,000. There is a $100,000 deductible provision for any claim made, but no such provision for claims made against any director or officer.

CORPORATE GOVERNANCE DISCLOSURE STATEMENT

The Corporation's Board of Directors has ultimate responsibility to supervise the management of the business and affairs of the Corporation and its subsidiaries. The Board of Directors discharges its responsibilities directly and indirectly through three committees of the Board and acts with a view to the best interests of the Corporation and its shareholders with the primary objective of creating value for its shareholders commensurate with a recognition of the corporation's obligations to its other stakeholders including its licensors and employees. At no less than quarterly meetings the members of the Board (i) review and discuss operational, financial and other reports which they have received in advance of the meeting; (ii) receive reports from the Chief Executive Officer; (iii) discuss issues and developments relating to current Corporation business; (iv) receive and discuss reports from the committees of the Board; and (v) approve and make such recommendations as are appropriate and required. In addition, at least once a year the Board reviews the annual business plan of the Corporation.

All major decisions involving material contracts, acquisitions, divestitures, significant capital expenditures, investments and strategic alliances are subject to approval by the Board. As well, any decisions concerning the Corporation's capital, the issue or repurchase of securities, the payment of dividends, appointments to Board committees and the approval of all continuous and public disclosure documents are made by the Board. There were eight (8) meetings of the Board during the fiscal year ended June 30, 2004. There are expected to be eight (8) meetings of the Board for the fiscal year ended June 30, 2005. The timing of four of the meetings will be set to coincide with the approval process for the quarterly and annual financial results and the reporting of those results to the public.

Mr. Allan is the Chief Executive Officer of the Corporation and serves as Chair of most Board of Directors' meetings.

The Board of Directors consists of eight (8) persons. Only Mr. Allan, the Chief Executive Officer, is a related director. Each other director is an unrelated director. All members of all committees are unrelated directors so that the Board of Directors is satisfied, having regard to the size of the Corporation, the composition of its Board and the committees thereof, that procedures are in place to ensure that the Board of Directors functions independently of management.

The Board of Directors believes that this size is appropriate given the geographical territory within which the Corporation operates, its diverse pharmaceutical industry and regulatory environments, business interests, and need for political relationships. While the Corporate Governance Committee has responsibility for developing criteria for new Board members and developing education and orientation programs for new recruits, that Committee has not yet adopted a formal policy with respect to the recruitment of new directors. It is expected that new directors will generally have been executives with extensive business or other senior level experience and have directorship responsibilities on other public and private company boards and institutions. Orientation for these individuals is provided through a review of past Board of Director materials and other private and public documents concerning the Corporation. Given the level of experience of those joining the Board and the relatively short history of the Corporation, it was not viewed that an orientation and education programme was necessary.

Audit Committee

The principal functions of the Audit Committee are to review annual and quarterly financial statements and all legally required continuous and public disclosure documents containing financial information about the Corporation before they are submitted to the Board of Directors for approval; to review the adequacy of internal accounting controls and reporting procedures and systems; to examine the presentation and impact of key financial and other significant risks that may be material to the Corporation's financial reporting; and to review the nature and scope of the annual audit and any material matters brought to the attention of the Audit Committee by the external auditors.

All of the members of the Audit Committee are unrelated non-executive directors of the Corporation. The Audit Committee met formally five (5) times during the fiscal year ended June 30, 2004, consulted on numerous other occasions, and plans to meet at least four (4) times in the next fiscal year.

Chairman:    Tryon M. Williams

Members:     Thomas I.A. Allen
             Henry Friesen

The Corporate Governance and Nominating Committee

The mandate of the Corporation's Corporate Governance and Nominating Committee is to develop and monitor the Corporation's system of corporate governance in the context of The Toronto Stock Exchange Report on Corporate Governance, including reviewing the mandate of the Board of Directors and its committees; periodically reviewing and evaluating the performance of all directors, committees and the Board as a whole; selecting new candidates for Board memberships, making recommendations to the Board and ensuring that appropriate orientation and education programmes are available for new Board members; establishing procedures to ensure that the Board may meet independent of Management and reviewing annually the membership and chairs of all committees. All of the members of the Corporate Governance and Nominating Committee are unrelated non-executive directors of the Corporation. The Committee met once during the fiscal year ended June 30, 2004 and plans to meet at least two times in fiscal 2005.

Chairman:    Thomas Allen
Members:     Julius Vida
             Tryon M. Williams

Compensation Committee

The mandate of the Compensation Committee is to establish and monitor the Corporation's policies for attracting, retaining, developing and motivating senior employees. The compensation policies are designed to support the
Corporation's strategic objectives, ensure that incentive programmes are designed to motivate senior managers to achieve or exceed corporate objectives and to enhance shareholder value and to ensure that there is reasonable consistency in the application of the compensation policies. The Corporation's responsibilities include reviewing annually the performance of the Chief Executive Officer (or more frequently if deemed necessary by the Compensation Committee), setting the Chief Executive Officer's compensation and, in consultation  with  the  Chief  Executive  Officer,  establishing  his  personal objectives, reviewing the performance and approving the compensation of executive officers of the Corporation on the recommendation of the Chief Executive Officer, establishing incentive compensation programmes and monitoring their effectiveness and developing and documenting the compensation policy and philosophy of the Corporation for approval by the Board of Directors.

All of the members of the Compensation Committee are unrelated and non-executive directors of the Corporation. The Compensation Committee met six (6) times during the fiscal year ended June 30, 2004 and plans to meet four (4) times in fiscal 2005.

Chairman:    Mark Entwistle
Members:     Thomas Allen
             Tryon M. Williams

Shareholder Communication

The  Board  has  established   procedures  to  facilitate  two-way   shareholder
communications.

Shareholders may communicate with the Corporation through:

      o the Corporation's Investor Relations firm in Canada, the United States and Europe,
      o     the Corporation's Investor Relations Coordinator,
      o the head office of the Corporation at the address set forth in the Annual Report,
      o     the annual meeting of shareholders, and
      o     through the Corporation's website (www.ymbiosciences.com).

The Corporation communicates with shareholders through:

      o its Annual Report (which includes the Management's Discussion and Analysis),
      o     the Annual Information Form,
      o     News Releases,
      o its Quarterly Reports including the Chief Executive Officer's message therein, and
      o     its Management  Information Circular,

all of which are available on the Corporation's website (www.ymbiosciences.com).

Board's  Expectation  of  Management

Management is expected to develop an annual business plan and a strategic plan, and to present these to the Board for approval. Included in those plans are recommendations for human resources requirements to implement such plans. In addition, management is expected to carry out the plans and to report back on achievement of planned objectives.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

Except as may be disclosed elsewhere in this Circular, no director, senior officer or associate of a director or senior officer nor, to the best knowledge of the directors or senior officers of the Corporation after having made reasonable inquiry, know of any person or company who beneficially owns, directly or indirectly, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation outstanding at the date hereof, or any associate or affiliate thereof, has any interest in any material contract to which the Corporation is a party.

AUDITOR INDEPENDENCE

KPMG LLP ("KPMG") is the auditor of the Company and provides tax, financial advisory, and other non-audit services to the Company and its subsidiaries. The Audit Committee of the Company has concluded that the provision of these non-audit services by KPMG is compatible with KPMG maintaining its independence.

The total fees paid or accrued by the Company for audit and other services provided by KPMG during 2004 were:

Audit Fees                          $110,000
Audit-related Fees(1)               $144,000
Tax Fees(2)                         $ 35,100
Non-audit Fees                      $      0
Total Fees                          $289,100

Notes:
(1) Audit-related fees consist of fees related primarily to assisting the Corporation with the preparation and filing with the Securities Exchange Commission a Form 20F.

(2)   Tax fees consist of fees for tax consultation and tax compliance services.

AVAILABILITY OF INFORMATION

The Corporation will provide to any person or company, upon request to the Secretary of the Corporation, copies of the Corporation's comparative consolidated financial statements for the year ended June 30, 2004 together with the auditor's report thereon, any subsequent interim consolidated financial statements of the Corporation and the Corporation's Annual Information Form. All of these documents are available at the Corporation's website
(www.ymbiosciences.com) and through the regulatory reporting system SEDAR (www.sedar.com).

CERTIFICATE

The contents and the distribution of this information circular have been approved by the Board of Directors of the Corporation.

November 8, 2004
By Order of the Board

/s/ David G.P.Allan
David G.P.Allan
Chief Executive Officer

                                  SCHEDULE "A"

                          THE SHAREHOLDERS RIGHTS PLAN

Ratification of the Shareholder Rights Plan Agreement

RESOLVED as an ordinary resolution that:

1. the entering into by the Corporation of a shareholder rights plan agreement with CIBC Mellon Trust Company, as rights agent, substantially in the form attached hereto as Exhibit "A", is hereby ratified, sanctioned, and confirmed in all respects; and

2. any officer or director of the Corporation be, and he is hereby authorized for and on behalf of the Corporation, to execute, deliver, and file all such documents, whether under the corporate seal of the Corporation or otherwise, and to do all such acts or things as may be necessary or desirable to give effect to the foregoing resolution.

                                                                     Exhibit "A"

                               YM BIOSCIENCES INC.

                                       And

                            CIBC MELLON TRUST COMPANY
                                 As Rights Agent

                        SHAREHOLDER RIGHTS PLAN AGREEMENT

                                   ----------

                          Dated as of October 19, 2004

                        SHAREHOLDER RIGHTS PLAN AGREEMENT

THIS AGREEMENT dated as of the 19th day of October, 2004 between YM BioSciences Inc. (the "Corporation"), a corporation continued under the Companies Act (Nova Scotia), and CIBC Mellon Trust Company, a trust company incorporated under the laws of Canada, as Rights Agent (the "Rights Agent"), which term shall include any successor Rights Agent hereunder.

WHEREAS the Board of Directors has determined that in order to maximize shareholder value it is advisable and in the best interests of the Corporation to adopt a shareholder rights plan (the "Rights Plan");

AND WHEREAS in order to implement the adoption of the Rights Plan the Board of Directors has (a) authorized the issuance of one Rights effective the Record Time in respect of each Common Share outstanding at the Record Time; and (b) authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time;

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation (or, in certain cases, of certain other entities) pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS the Corporation desires to appoint the Rights Agent to act on behalf of the Corporation, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights, and other matters referred to herein;

AND WHEREAS the term of the Rights Plan ends on the date of the Corporation's Annual Meeting of Shareholders to be held in 2007, at which time the Rights expire unless they are terminated, redeemed or exchanged earlier by the Board of Directors;

NOW THEREFORE in consideration of the foregoing premises and the respective covenants and agreements set forth herein the parties hereby agree as follows:

1. INTERPRETATION

1.1 DEFINITIONS.

For purposes of this Agreement, the following terms have the meanings indicated:

      (a) "1933 Securities Act" means the Securities Act of 1933 of the United States, as amended, and the rules and regulations thereunder, and any comparable or successor laws or regulations thereto.

      (b) "1934 Exchange Act" means the Securities Exchange Act of 1934 of the United States, as amended, and the rules and regulations thereunder, and any comparable or successor laws or regulations thereto.

      (c) "Acquiring Person" means, any Person who is the Beneficial Owner of twenty percent (20%) or more of the outstanding Voting Shares of the Corporation; provided, however, that the term "Acquiring Person" shall not include:

            (i)   the Corporation or any Subsidiary of the Corporation;

            (ii) any Person who becomes the Beneficial Owner of twenty percent (20%) or more of the outstanding Voting Shares of the Corporation as a result of

                  (A)   Corporate Acquisitions;

                  (B)   Permitted Bid Acquisitions;

                  (C)   Corporate Distributions; or

                  (D)   Exempt Acquisitions

            Provided, however, that if a Person shall become the Beneficial Owner of twenty percent (20%) or more of the Voting Shares of the Corporation then outstanding by reason of one or more or any combination of the operation of a Corporate Acquisition, Permitted Bid Acquisition, Corporate Distribution or Exempt Acquisition, becomes the Beneficial Owner of an additional one percent (1%) or more of the outstanding Voting Shares of the Corporation other than pursuant to Corporate Acquisitions, Permitted Bid Acquisitions, Corporate Distributions or Exempt Acquisitions, then as of the date of such acquisition, such Person shall become an "Acquiring Person";

            (iii) for a period of ten (10) days after the Disqualification  Date
                  (as hereinafter defined), any Person who becomes the Beneficial Owner of twenty percent (20%) or more of the outstanding Voting Shares of the Corporation as a result of such Person becoming disqualified from relying on Clause 1.1
                  (g)(vii) hereof solely because such Person makes or announces an intention to make a Take-over Bid in respect of securities of the Corporation alone or by acting jointly or in concert with any other Person (the first date of public announcement (which, for the purposes of this definition, shall include, without limitation, a report filed pursuant to Section 101 of the Securities Act (Ontario)) by such Person or the Corporation of the intent to commence such a Take-over Bid being herein referred to as the "Disqualification Date");

            (iv) an underwriter or member of a banking or selling group which acquires Voting Shares of the Corporation from the Corporation in connection with a bona fide distribution to the public of securities of the Corporation; and

            (v) a Person (a "Grandfathered Person") who is the Beneficial Owner of more than 20% of the outstanding Voting Shares determined as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time: cease to Beneficially Own more than 20% of the outstanding Voting Shares; or through the acquisition of additional Voting Shares, become the Beneficial Owner of any additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1% of the number of Voting Shares outstanding as at the Record Time, other than through an acquisition pursuant to which a Person becomes a Beneficial Owner of additional Voting Shares by reason of one or any combination of the operation of Paragraphs 1.1(c)(ii)(A),(B), (C) or (D).

      (d) "Affiliate" when used to indicate a relationship with a specified Person, means a Person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person.

      (e)   "Agreement"   means  this   agreement   as   amended,   modified  or
            supplemented from time to time.

      (f) "Associate" when used to indicate a relationship with a specified Person, means any relative of such specified Person who has the same residence as such specified Person, a spouse of that Person, any person of the same or opposite sex with whom such specified Person is living in a conjugal relationship outside marriage, or any relative of such spouse or other Person who has the same residence as such specified Person.

      (g) A Person shall be deemed the "Beneficial Owner", of, and to "Beneficially Own":

            (i) any securities as to which such Person or any Affiliate or Associate of such Person is or may be deemed to be the owner at law or in equity;

            (ii) any securities as to which such Person or any Affiliate or Associate of such Person has the right to acquire (whether such right is exercisable immediately or within a period of 75 days thereafter or upon the occurrence of a contingency or otherwise) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than customary agreements with and between underwriters or banking group or selling group members with respect to a public offering of securities and other than bona fide pledges of securities) or upon the exercise of any conversion right, exchange right, share purchase right (other than a Right), warrant or option or otherwise; and

            (iii) any securities which are Beneficially Owned within the meaning of the foregoing provisions of this Subsection 1.1(g) by any other Person with whom such Person is acting jointly or in concert;

            provided, however, that a Person shall not be deemed the "Beneficial Owner", or to have "Beneficial Ownership" of, or to "Beneficially Own", any security solely because:

            (iv) such security has been deposited or tendered pursuant to any Take-over Bid made by such Person or made by any Affiliate or Associate of such Person or made by any other Person acting jointly or in concert with such Person, unless such deposited or tendered security has been taken up or paid for, whichever shall first occur; or

            (v) such Person or any Affiliate or Associate of such Person or any other Person acting jointly or in concert with such Person has or shares the power to vote or direct the voting of such security pursuant to a revocable proxy given in response to a public proxy solicitation or any such Person has an agreement, arrangement or understanding with respect to a particular shareholder proposal or proposals or a particular matter or matters to come before a meeting of shareholders, including the election of directors; or

            (vi) such Person or any Affiliate or Associate of such Person or any other Person acting jointly or in concert with such Person has or shares the power to vote or direct the voting of such security in connection with or in order to participate in a public proxy solicitation; or

            (vii) (A) such Person or any  Affiliate  or Associate of such Person or any other Person acting jointly or in concert with such Person, holds or exercises dispositive power over such security; provided that the ordinary business of any such Person (the "Fund Manager") includes the management of investment funds for others and such dispositive power over such security is held by the Fund Manager in the ordinary course of such business in the performance of such Fund Manager's duties for the account of any other Person (a "Client"), (B) such Person (the "Trust Company") is licensed to carry on the business of a trust company under applicable law and, as such, acts as trustee or administrator or in a similar capacity in relation to other accounts and holds or exercises dispositive power over such security in the ordinary course of such duties for the estate of any such accounts (each an "Other Account"), (C) such Person is established by statute for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies; (D) the ordinary business of any such Person includes acting as an agent of the Crown in the management of public assets (the "Crown Agent"), or (E) the Person, any of such Person's Affiliates or Associates or any other Person acting jointly or in concert with such Person holds or exercises dispositive power over such security, provided that the Person exercising such dispositive power is the administrator or the trustee of one or more pension funds or plans (each a "Pension Fund") registered under the laws of Canada or any province thereof or the United States or any state thereof (the "Independent Person") and holds such securities solely for the purposes of its activities as an Independent Person, and further provided that such Person:

                  a) does not hold or exercise dispositive power over more than thirty percent (30%) of the Voting Shares of the Corporation;

                  b)    holds  such  Voting  Shares  of  the   Corporation   for
                        investment purposes; and

                  c)    is not  acting  jointly  or in  concert  with any  other
                        Person;

                  provided, however, that in any of the foregoing cases no one of the Fund Manager, the Trust Company, the Crown Agent or the Independent Person makes or proposes to make a Take-over Bid in respect of securities of the Corporation alone or by acting jointly or in concert with any other Person (other than by means of ordinary market transactions (including prearranged trades) executed through the facilities of a stock exchange or organized over-the-counter market); or

           (viii) such security has been agreed to be deposited or tendered pursuant to a Lock-up Agreement;

            (ix) such Person is a Client of the same Fund Manager as another Person on whose account the Fund Manager holds or exercises dispositive power over such security, or such Person is an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds or exercises dispositive power over such security, or such Person is a Pension Fund with the same Independent Person as another Pension Fund;

            (x) such Person is a Client of a Fund Manager and such security is owned at law or in equity by the Fund Manager, or such Person is an Estate Account or Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company, or such Person is a Pension Fund and such security is owned at law or in equity by the Independent Person of the Pension Fund; or

            (xi) such Person is the registered holder of securities as a result of carrying on the business of, or acting as a nominee of a securities depository.

            For purposes of this Agreement, the percentage of Voting Shares Beneficially Owned by any Person, shall be and be deemed to be the product of one hundred (100) and the number of which the numerator is the number of votes for the election of all directors generally attaching to the Voting Shares Beneficially Owned by such Person and the denominator of which is the number of votes for the election of all directors generally attaching to all outstanding Voting Shares. Where any Person is deemed to Beneficially Own unissued Voting Shares, such Voting Shares shall be deemed to be issued and outstanding for the purpose of calculating the percentage of Voting Shares Beneficially Owned by such Person.

      (h) "Board of Directors" means, at any time, the duly constituted board of directors of the Corporation.

      (i) "Business Day" means any day other than a Saturday, a Sunday or a day on which banking institutions in Toronto or New York are authorized or obligated by law to close.

      (j) "Canadian Dollar Equivalent" means any amount which is ex pressed in United States dollars shall mean on any day the Canadian dollar equivalent of such amount determined by reference to the U.S. Canadian Exchange Rate on such date.

      (k) "close of business" on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the offices of the transfer agent for the Common Shares (or, after the Separation Time, the offices of the Rights Agent) is closed to the public in the city in which such transfer agent or Rights Agent has an office for the purposes of this Agreement.

      (l) "Common Shares", when used with reference to the Corporation, means the common shares in the capital of the Corporation and, when used with reference to any Person other than the Corporation, means the class or classes of shares (or similar equity interest) with the greatest per share voting power entitled to vote generally in the election of all directors of such other Person or the equity securities or other equity interest having power (whether or not exercised) to control or direct the management of such other Person or, if such other Person is a Subsidiary of another Person, the Person or Persons which ultimately control such first-mentioned Person.

      (m) "Companies Act" means the Companies Act (Nova Scotia), as amended, and the regulations thereunder, and any comparable or successor laws or regulations thereto.

      (n) "Competed Permitted Bid" means a Take-over Bid which: (i) is made after a Permitted Bid has been made and prior to the expiry of the Permitted Bid; (ii) satisfies all the components of the definition of a Permitted Bid, except that the requirements set out in Clause
            (iii) of the definition of a Permitted Bid shall be satisfied if the Take-over Bid shall contain, and take up and payment for securities tendered or deposited thereunder shall be subject to, an irrevocable and unqualified condition that no Voting Shares shall be taken up or paid for pursuant to the Competing Permitted Bid prior to the close of business on the date that is no earlier than the later of: (A) the sixtieth (60th) day after the date on which the Permitted Bid which preceded the Competing Permitted Bid was made; and (B)
            thirty-five (35) days after the date of the Take-over Bid constituting the Competing Permitted Bid; and only if at that date, more than fifty percent (50%) of the then outstanding Voting Shares held by Independent Shareholders have been deposited to the Competing Permitted Bid and not withdrawn.

      (o) "controlled": a corporation is "controlled" by another Person or two or more Persons if:

            (i) securities entitled to vote in the election of directors carrying more than fifty percent (50%) of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons; and

            (ii)  the  votes  carried  by  such  securities  are  entitled,   if
                  exercised, to elect a majority of the board of directors of such corporation;

            and "controls", "controlling" and "under common control with" shall be interpreted accordingly.

      (p) "Corporate Acquisition" means an acquisition by the Corporation or a Subsidiary of the Corporation or the redemption by the Corporation of Voting Shares of the Corporation, which by reducing the number of Voting Shares of the Corporation outstanding increases the proportionate number of Voting Shares Beneficially Owned by any Person.

      (q) "Corporate Distribution" means an acquisition of Voting Shares of the Corporation as a result of:

            (i) a stock dividend or a stock split or other event pursuant to which a person receives or acquires Voting Shares on the same pro rata basis as all other holders of the same class of Voting Shares;

            (ii) any dividend reinvestment plan or other plan made available by the Corporation to holders of all of its Voting Shares (other than holders resident in any jurisdiction where participation in such plan is restricted or impractical to the Corporation as a result of applicable law);

            (iii) the  receipt   and/or   exercise  of  rights   issued  by  the
                  Corporation to purchase Voting Shares distributed to all the holders of a series or class of Voting Shares of the Corporation to subscribe for or purchase Voting Shares of the Corporation, (other than holders resident in any jurisdiction where the distribution or exercise of such rights is restricted or impractical as a result of applicable law), provided that such rights are acquired directly from the Corporation and not from any other Person; or

            (iv) a distribution or Voting Shares, or securities convertible into, exchangeable for or carrying the right to acquire Voting Shares (and the conversion or exchange of such convertible or exchangeable securities or the exercise of the right to acquire Voting Shares carried by such securities), made pursuant to a prospectus or by way of a private placement.

      (r) "Disqualification Date" has the meaning ascribed thereto in Clause 1.1(c)(iii).

      (s)   "Effective Date" has the meaning ascribed thereto in Section 5.16.

      (t)   "Election  to  Exercise"  has  the  meaning   ascribed   thereto  in
            Subsection 2.2(d).

      (u) "Exempt Acquisition" means an acquisition of Voting Shares of the Corporation, in respect of which the Board of Directors has waived the application of Section 3.1 hereof pursuant to the provisions of Subsections 5.1(b), (c) or (f) hereof or which was made on or prior to the Record Time.

      (v) "Exercise Price" means, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right. Until adjustment thereof in accordance with the terms hereof, the Exercise Price shall be $200.00.

      (w) "Expansion Factor" has the meaning ascribed thereto in Subsection 2.3(a)(v).

      (x) "Expiration Time" means the earlier of: (i) the Termination Time, and (ii) the close of business on the date of the Corporation's annual meeting of Shareholders in 2007.

      (y) "Flip-In Event" means a transaction in or pursuant to which any Person becomes an Acquiring Person.

      (z)   "holder" has the meaning ascribed thereto in Section 2.8.

      (aa) "Independent Shareholders" means holders of Voting Shares of the Corporation, but shall not include: (i) any Acquiring Person; (ii) any Offeror (including an Offeror who has announced an intention to make or who makes a Permitted Bid or Competing Permitted Bid); (iii) any Affiliate or Associate of such Acquiring Person or Offeror; (iv) any Person acting jointly or in concert with such Acquiring Person or Offeror; or (v) any employee benefit plan, stock purchase plan, deferred profit sharing plan or any similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of any such plan or trust direct the manner in which the Voting Shares are to be voted or director whether the Voting Shares are to be tendered to a Take-over Bid.

      (bb) "Lock-up Agreement" means an agreement between an Offeror, any of its Affiliates or Associates or any other Person acting jointly or in concert with the Offeror and a Person (the "Locked-up Person") who is not an Affiliate or Associate of the Offeror or a Person acting jointly or in concert with the Offeror whereby the Locked-up Person agrees to deposit or tender the Voting Shares held by the Locked-up Person to the Offeror's Take-over Bid or to any Take-over Bid made by any of the Offeror's Affiliates or Associates or made by any other Person acting jointly or in concert with the Offeror (the "Lock-up Bid"), provided that:

            (i)   the agreement:

                  (A) permits the Locked-up Person to withdraw the Voting Shares from the agreement in order to tender or deposit the Voting Shares to another Take-over Bid or to support another transaction that contains an offering price for each Voting Share that is higher than the offering price contained in or proposed to be contained in the Lock-up Bid; or

                  (B) (a) permits the Locked-up Person to withdraw the Voting Shares from the agreement in order to tender or deposit the Voting Shares to another Take-over Bid or to support another transaction that contains an offering price for each Voting Share that exceeds by as much as or more than a specified amount (the "Specified Amount") the offering price for each Voting Share contained in or proposed to be contained in the Lock-up Bid; and

                        (b) does not by its terms provide for a Specified Amount that is greater than 7% of the offering price contained in or proposed to be contained in the Lock-up Bid;

                        and, for greater clarity, an agreement may contain a right of first refusal or require a period of delay to give an offeror an opportunity to match a higher price in another take-over bid or other similar limitation on a Locked-up Person as long as the Locked-up Person is not precluded indefinitely from accepting another bid or tendering to another transaction; and

            (ii) no "break-up" fees, "top-up" fees, penalties or other amounts that exceed in the aggregate one-half of the cash equivalent of any amount in excess of the amount offered under the Lock-up Bid and the Locked-up Person receives pursuant to another Take-over Bid or transaction shall be payable pursuant to the agreement in the event that the Locked-up Person fails to tender Voting Shares pursuant thereto in order to accept the other Take-over Bid or support another transaction.

      (cc) "Market Price" per share of any securities on any date of determination means the average of the daily closing prices per share of such securities (determined as described below) on each of the twenty (20) consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in
            Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Days not be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make if fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be (i) the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for each share as reported by The Toronto Stock Exchange; or (ii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on The Toronto Stock Exchange, the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for each share as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal national securities exchange in the United States on which the securities are listed or admitted to trading; or (iii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on The Toronto Stock Exchange or a national securities exchange in the United States, the last quoted price, or if not so quoted, the average of the high bid and low asked prices for each share of such securities in the over-the-counter market, as reported by The Canadian Dealing Network Inc. or such other comparable system then in use; or (iv) if on any such date the securities are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors; provided, however, that if on any such date the securities are not traded on any stock exchange or in the over-the-counter market, the closing price per share of such securities on such date shall mean the fair value per share of such securities on such date as determined in good faith by the Board of Directors, after consultation with a nationally or internationally recognized investment dealer or investment banker.

            The Market Price shall be expressed in Canadian dollars and if initially determined in respect of any day forming part of the twenty (20) consecutive trading day period in United States dollars, such amount shall be translated into Canadian dollars at the Canadian Dollar Equivalent thereof. Notwithstanding the foregoing, where the Board of Directors is satisfied that the Market Price of securities as determined herein was affected by an anticipated or actual Take-over Bid or by improper manipulation, the Board of Directors may, acting in good faith, determine the Market P rice of securities, such determination to be based on a finding as to the price of which a holder of securities of that class could reasonably have expected to dispose of his securities immediately prior to the relevant date excluding any change in price reasonably attributable to the anticipated or actual Take-over Bid or to the improper manipulation.

      (dd)  "Offer to Acquire" shall include:

            (i) an offer to purchase, a public announcement of an intention to make an offer to purchase, or a solicitation of an offer to sell, Voting Shares of the Corporation; and

            (ii) an acceptance of an offer to sell Voting Shares of the Corporation, whether or not such offer to sell has been solicited; or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to Acquire to the Person that made the offer to sell.

      (ee) "Offeror" means a Person who has announced an intention to make, or who makes, a Take-over Bid.

      (ff) "Offeror's Securities" means Voting Shares of the Corporation Beneficially Owned by an Offeror, any Affiliate or Associate of such Offeror, any Person acting jointly or in concert with the Offeror or with any Affiliate of the Offeror and any Affiliates or Associates of such Person so acting jointly or in concert.

      (gg) "Permitted Bid" means a Take-over Bid made by an Offeror which is made by means of a Take-over Bid circular and which also complies with the following additional provisions:

            (i) the Take-over Bid shall be made to all holders or record of Voting Shares wherever resident as registered on the books of the Corporation, other than the Offeror;

            (ii) the Take-over Bid shall contain, and the take up and payment for securities tendered or deposited thereunder shall be subject to, an irrevocable and unqualified condition that no Voting Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date which is not less than sixty (60) days following the date of the Take-over Bid, and only if at such date, more than fifty percent (50%) of the then outstanding Voting Shares held by Independent Shareholders shall have been deposited to the Take-over Bid and not withdrawn;

            (iii) the Take-over Bid shall contain an irrevocable and unqualified provision that, unless the Take-over Bid is withdrawn in accordance with applicable law, Voting Shares of the Corporation may be deposited pursuant to such Take-over Bid at any time during the period of time described in Clause (ii) of this Subsection 1.1(gg) and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn at any time until taken up and paid for; and

            (iv) the Take-over Bid shall contain an irrevocable and unqualified provision that if, on the date on which Voting Shares may be taken up and paid for, more than fifty percent (50%) of the then outstanding Voting Shares held by Independent Shareholders have been deposited to the Take-over Bid and not withdrawn, (A) the Offeror will make a public announcement of that fact on the date the Take-over Bid would otherwise expire; and (B) the Take-over Bid will be extended for a period of not less than ten (10) Business Days from the date it would otherwise expire.

      (hh) "Permitted Bid Acquisitions" means share acquisitions made pursuant to a Permitted Bid or a Competing Permitted Bid.

      (ii) "Person" means any individual, firm, partnership, association, trust, trustee, executor, administrator, legal or personal representative, government, governmental body, entity or authority, group, body corporate, corporation, unincorporated organization or association, syndicate, joint venture or any other entity, whether or not having legal personality, and any of the foregoing in any derivative, representative or fiduciary capacity, and pronouns have a similar extended meaning.

      (jj) "Pro Rata Acquisition" means an acquisition of Voting Shares pursuant to: (i) the receipt and/or exercise of rights issued by the Corporation to all holders of a class of Voting Shares to subscribe for or purchase Voting Shares, provided that such rights are acquired directly from the Corporation as part of a rights offering and not from any other Person; or (ii) a distribution by the Corporation of Voting Shares, or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities) made pursuant to a prospectus or a distribution by way of private placement by the Corporation, provided that the Person does not thereby acquire a greater percentage of such Voting Shares, or securities convertible or exchangeable for Voting Shares of that class, than the Person's percentage of Voting Shares Beneficially owned immediately prior to such acquisition.

      (kk)  "Record Time" means 5:00 p.m. (Toronto time) on November 22, 2000.

      (ll) "Redemption Price" has the meaning ascribed thereto in Subsection 5.1(a).

      (mm) "regular periodic cash dividends" means cash dividends paid at regular intervals in any fiscal year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of

            (i) two hundred percent (200%) of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year;

            (ii) three hundred percent (300%) of the arithmetic average of the aggregate amounts of cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding financial years; and

            (iii) one hundred percent (100%) of the aggregate  consolidated  net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year.

      (nn)  "Right" means a right issued pursuant to this Agreement.

      (oo) "Rights Agent" means CIBC Mellon Trust Company, a trust company incorporated under the laws of Canada or any successor Rights Agent appointed pursuant to Subsection 4.1(a).

      (pp) "Rights Certificate" has the meaning ascribed thereto in Subsection 2.2(c).

      (qq) "Rights Holders' Special Meeting" means a meeting of the holders of Rights called by the Board of Directors for the purpose of approving a supplement or amendment to this Agreement pursuant to Subsection 5.4(c).

      (rr) "Rights Register" has the meaning ascribed thereto in Subsection 2.6(a).

      (ss)  "Securities Act (Ontario)" means the Securities Act, R.S.O. 1990, c.
            S.5. as amended, and the regulations, rules, policies, and notices thereunder, and any comparable or successor laws, regulations, rules, policies or notices thereto.

      (tt) "Separation Time" means the close of business on the eighth (8th) Trading Day after the earlier of (i) the Stock Acquisition Date, and
            (ii) the date of the commencement of, or first public announcement of the intent of any person (other than the Corporation or any Subsidiary of the Corporation) to commence, a Take-over Bid (other than a Permitted Bid or Competing Permitted Bid) or such later date as may be determined by the Board of Directors provided that, if any Take-over Bid referred to in Clause (ii) of this Subsection 1.1(tt) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this Subsection 1.1(tt), never to have been made and provided further that if the Board of Directors determines pursuant to Subsections 5.1(b), (c) or (f) hereof to waive the application of
            Section 3.1 hereof to a Flip-in Event, the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred.

      (uu) "Stock Acquisition Date" means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 101 of the Securities Act (Ontario) or Section 13(d) of the 1934 Exchange Act) by the Corporation or an Offeror or Acquiring Person of facts indicating that a Person has become an Acquiring P erson.

      (vv) "Subsidiary": a corporation shall be deemed to be a Subsidiary of another corporation if:

            (i)   it is controlled by:

                  (A)   that other; or

                  (B) that other and one or more corporations each of which is controlled by that other; or

                  (C) two or more corporations each of which is controlled by that other; or

            (ii) it is a Subsidiary of a corporation that is that other's Subsidiary.

      (ww) "Take-over Bid" means an Offer to Acquire Voting Shares of the Corporation or securities convertible into or exchangeable for or carrying a right to purchase Voting Shares of the Corporation where the Voting Shares of the Corporation subject to the Offer to Acquire, together with the Voting Shares of the Corporation into which the securities subject to the Offer to Acquire are convertible, exchangeable or exercisable, and the Offeror's Securities, constitute in the aggregate twenty percent (20%) or more of the outstanding Voting Shares of the Corporation at the date of the Offer to Acquire.

      (xx) "Termination Time" means the time at which the right to exercise Rights shall terminate pursuant to Subsection 5.1(h) hereof.

      (yy) "Trading Day", when used with respect to any securities, means a day on which the principal Canadian stock exchange or American stock exchange or market on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange or American stock exchange or market, a Business Day.

      (zz) "U.S. - Canadian Exchange Rate" means on any date: (i) if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and (ii) if any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith.

      (aaa) "Voting Shares" means, with respect to any Person, the Common Shares of such Person and any other shares of capital stock or voting interests of such Person entitled to vote generally in the election of all directors.

1.2 CURRENCY. All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3 HEADINGS. The division of this Agreement into Articles, Sections, Subsections, Clauses and Subclauses and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 NUMBER AND GENDER. Wherever the context so requires, terms used herein importing the singular number only shall include the plural and vice-versa and words importing only one gender shall include all others.

1.5 ACTING JOINTLY OR IN CONCERT. For the purposes of this Agreement, a Person shall be deemed to be acting jointly or in concert with every Person who is a party to an agreement, commitment or understanding, whether formal or informal, with the first Person or any Associate or Affiliate of such Person for the purpose of acquiring or making an Offer to Acquire Voting Shares of the Corporation.

1.6 GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

1.7 STATUTORY REFERENCES. Unless the context otherwise requires or except as expressly provided herein, any reference herein to a specific part, section, subsection, clause or Rule of any statute or regulation shall be deemed to refer to the same as it may be amended, re-enacted or replaced or, if repealed and there shall be no replacement therefore, to the same as it is in effect on the date of this Agreement.

2.    THE RIGHTS

2.1   LEGEND ON COMMON SHARE CERTIFICATES.

      (a) Certificates issued for Common Shares after the Record Time but prior to the close of business on the earlier of the Separation Time and the Expiration Time shall evidence one Right for each Common Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them, a legend in substantially the following form:

      UNTIL THE SEPARATION TIME (AS DEFINED IN THE RIGHTS PLAN REFERRED TO BELOW), THIS CERTIFICATE ALSO EVIDENCES AND ENTITLES THE HOLDER HEREOF TO CERTAIN RIGHTS AS SET FORTH IN A SHAREHOLDER RIGHTS PLAN AGREEMENT, DATED AS OF NOVEMBER 22, 2000 (THE "RIGHTS PLAN"), BETWEEN YM BIOSCIENCES INC. (THE "CORPORATION") AND CIBC MELLON TRUST COMPANY, AS RIGHTS AGENT (THE "RIGHTS AGENT"), THE TERMS OF WHICH ARE HEREBY INCORPORATED HEREIN BY REFERENCE AND A COPY OF WHICH MAY BE INSPECTED DURING NORMAL BUSINESS HOURS AT THE PRINCIPAL EXECUTIVE OFFICE OF THE CORPORATION. UNDER CERTAIN CIRCUMSTANCES, AS SET FORTH IN THE RIGHTS PLAN, SUCH RIGHTS MAY BE ADMENDED OR REDEEMED, MAY EXPIRE, MAY BECOME NULL AND VOID (IF, IN CERTAIN CASES, THEY ARE ISSUED TO OR "BENEFICIALLY OWNED" BY ANY PERSON WHO IS, WAS OR BECOMES AN "ACQUIRING PERSON", AS SUCH TERMS ARE DEFINED IN THE RIGHTS PLAN, WHETHER CURRENTLY HELD BY OR ON BEHALF OF SUCH PERSON OR ANY SUBSEQUENT HOLDER) OR MAY BE EVIDENCED BY THIS CERTIFICATE. THE
      CORPORATION WILL MAIL OR ARRANGE FOR THE MAILING OF A COPY OF THE RIGHTS PLAN TO THE HOLDER OF THIS CERTIFICATE WITHOUT CHARGE UPON RECEIPT OF A WRITTEN REQUEST THEREFOR.

      (b) Certificates representing Common Shares that are issued and outstanding at the Record Time shall evidence one Right for each Common Share evidenced thereby notwithstanding the absence of the foregoing legend until the earlier of the Separation Time and the Expiration Time.

2.2   INITIAL EXERCISE PRICE; EXERCISE OF RIGHTS; DETACHMENT OF RIGHTS.

      (A) RIGHT TO ENTITLE HOLDER TO PURCHASE ONE COMMON SHARES PRIOR TO ADJUSTMENT.

            Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase, for the Exercise Price as at the Business Day immediately preceding the date of exercise of the Right, one Common Share of the Corporation (which price and number of Common Shares are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Corporation and any of its Subsidiaries shall be void.

      (B) RIGHTS NOT EXERCISABLE UNTIL SEPARATION TIME. Until the Separation Time, (i) the Rights shall not be exercisable and no Right may be exercised, and (ii) for administrative purposes, each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to be a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

      (C) DELIVERY OF RIGHTS CERTIFICATE AND DISCLOSURE STATEMENT. From and after the Separation Time and prior to the Expiration Time: (i) the Rights shall be exercisable, and (ii) the registration and transfer of the Rights shall be separate from, and independent of, Common Shares.

      Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail to each holder a record of Rights as of the Separation Time (other than an Acquiring Person and other than in respect of any Rights Beneficially Owned by such Acquiring Person which are not held by such Acquiring Person, the holder of record of such Rights) at such holder's address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose), (A) a certificate (a "Rights Certificate") in substantially the form of Exhibit A-1 hereto appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule, regulation or judicial or administrative order or with any rule or regulation made pursuant thereto or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded or to confirm to usage, and (B) a disclosure statement describing the Rights, provided that a nominee shall be sent the materials provided for in (A) and (B) in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person. In order for the Corporation to determine whether any Person is holding Common Shares which are Beneficially Owned by another Person, the Corporation may require such first mentioned Person to furnish it with such information and documentation as the Corporation considers advisable.

      (D) EXERCISE OF RIGHTS. Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the
            Expiration Time by submitting to the Rights Agent the Rights Certificate evidencing such Rights together with an election to exercise such Rights (an "Election to Exercise") substantially in the form attached to the Rights Certificate duly completed, accompanied by payment by certified cheque, banker's draft or money order payable to the order of the Rights Agent (on behalf of the Corporation), of a sum equal to the Exercisable Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or deli very of certificates for Common Shares in a name other than that of the holder of the Rights being exercised, all of the above to be received before the Expiration Time by the Rights Agent at its principal office in any of the cities listed on the Rights Certificate.

      (E) DUTIES OF RIGHTS AGENT UPON RECEIPT OF ELECTION TO EXERCISE. Upon receipt of a Rights Certificate, which is accompanied by a completed Election to Exercise that does not indicate such Right is null and void as provided by Subsection 3.1(b) hereof, and payment as set forth in Subsection 2.2(d) above, the Rights Agent (unless otherwise instructed by the Corporation) will thereupon promptly:

            (i) requisition from the transfer agent for the Common Shares certificates representing the number of Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

            (ii) when appropriate, requisition from the Corporation the amount of ash to be paid in lieu of issuing fractional Common Shares;

            (iii) after  receipt of such  certificates,  deliver  the same to or upon  the  order  of the  registered  holder  of  such  Rights
                  Certificate, registered in such name or names as may be designated by such registered holder;

            (iv) when appropriate, after receipt, deliver such payment (less any amounts required to be withheld) to or to the order of the registered holder of the Rights Certificate; and

            (v) tender to the Corporation all payments received on exercise of the Rights.

      (F) PARTIAL EXERCISE OF RIGHTS. In case the holder of any Rights shall exercise less than all of the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

      (G) DUTIES OF THE CORPORATION. The Corporation covenants and agrees that it will:

            (i) take all such action as may be necessary and within its power to ensure that all Common Shares or other securities delivered upon exercise of Rights shall, at the time of delivery of the certificates for such shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

            (ii) take all such action as may be necessary and within its power to ensure compliance with the provisions of Section 3.1 hereof including, without limitation, all such action to comply with any applicable requirements of the Companies Act, the Securities Act (Ontario), the 1933 Securities Act, the 1934 Exchange Act and any applicable comparable securities legislation of any other applicable jurisdiction, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

            (iii) use reasonable  efforts to cause all Common Shares issued upon exercise of Rights to be list ed upon issuance on the principal stock exchanges on which the Common Shares were traded prior to the Stock Acquisition Date;

            (iv) cause to be reserved and kept available out of its authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

            (v) pay when due and payable any and all Canadian and, if applicable, United States, federal, provincial and state transfer taxes and charges (but for greater certainty, not including any income or capital taxes of the holder or exercising holder of any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for shares or other securities in a name other than that of the registered holder of the Rights being transferred or exercised; and

            (vi) after the Separation Time, except as permitted by Sections 5.1 or 5.4 hereof, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3 ADJUSTMENTS TO EXERCISE PRICE; NUMBER OF RIGHTS. The Exercise Price, the number and kind of Common Shares or other securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

      (A) ADJUSTMENT TO EXERCISE PRICE UPON CHANGES TO SHARE CAPITAL. In the event the Corporation shall at any time after the Record Time:

            (i) declare or pay a dividend on the Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities) other than the issue of Common Shares or such exchangeable or convertible securities to holders of Common Shares in lieu of but not in an amount which exceeds the value of regular periodic cash dividends;

            (ii) subdivide or change the outstanding Common Shares into a greater number of Common Shares;

            (iii) combine or change the outstanding Common Shares into a smaller number of Common Shares or;

            (iv) issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities) in respect of, in lieu of or in exchange for existing Common Shares, except as otherwise provided in this Section 2.3;

      the Exercise Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification, and the number and kind of Common Shares or other securities, as the case may be, issuable on such date, shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive, upon payment of the Exercise Price then in effect, the aggregate number and kind of Common Shares or other securities, as the case may be, which, if such Right had been exercised immediately prior to such date and at a time when the share transfer books of the Corporation were open, such holder would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification. If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1 hereof, the adjustment provided for in this Section 3.1 shall be in addition to, and shall be made prior to, any adjustment required pursuant to Section 3.1 hereof.

      If the Exercise Price and number of Rights outstanding are to be adjusted:

            (v) the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the "Expansion Factor") that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

            (vi) each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the Shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it.

      For greater  certainty,  if the  securities  purchasable  upon exercise of
      Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.

      If, after the Record Time and prior to the Expiration Time, the Corporation shall issue any shares of capital stock other than Common Shares in a transaction of a type described in Clause 2.3(a)(i) or (iv), shares of such capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment.

      In the vent the Corporation shall at any time after the Record Time prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in this Subsection 2.3(a), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share.

      (B) ADJUSTMENT TO EXERCISE PRICE UPON ISSUE OF RIGHTS, OPTIONS AND WARRANTS. In case the Corporation shall at any time after the Record Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within forty-five (45) calendar days after such record date) to subscribe for or purchase Common Shares (or shares having the same rights, privileges and preferences as Common Shares ("equivalent common shares")) or securities convertible into or exchangeable for or carrying a right to purchase Common Shares or equivalent common shares at a price per Common Share or per equivalent common share (or having a conversion price or exchange price or exercise price per share, if a security convertible into or exchangeable for or carrying a right to purchase Common Shares or equivalent common shares) less than ninety percent (90%) of the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares and/or equivalent common shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights so to be offered) would purchase at such Market Price per Common Share, and the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares and/or equivalent common shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities are initially convertible, exchangeable or exercisable). In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a certificate filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights or warrants are not so issued, the Exercise Price shall be adjusted to be the Exercise Price which would then be in effect if such record date had not been fixed.

            For purposed of this Agreement, the granting of the right to purchase Common Shares (or equivalent common shares) (whether from treasury shares or otherwise) pursuant to any dividend or interest reinvestment plan and/or any Common Share purchase plan providing for the reinvestment of dividends or interest payable on securities of the Corporation and/or the investment of periodic optional payments or any employee benefit, stock option or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants) shall not be deemed to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in all such cases, the right to purchase Common Shares (or equivalent common shares) is at a price per share of not less than ninety percent (90%) of the current market price per share (determined as provided in such plans) of the Common Shares.

      (C) ADJUSTMENT TO EXERCISE PRICE UPON CORPORATE DISTRIBUTIONS. In case the Corporation shall at anytime after the Record Time fix a record date for a distribution to all holders of Common Shares (including any such distribution made in connection with a merger, amalgamation, arrangement, plan, compromise or reorganization in which the Corporation is the continuing or successor corporation) of evidences of indebtedness, cash (other than a regular periodic cash dividend or a regular periodic cash dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), assets or subscription rights, options or warrants (excluding those referred to in Subsection 2.3(b) above), at a price per Common Share that is less than ninety percent (90%) of the Market Price per Common Share on the second Trading Day immediately preceding such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the Market Price per
            Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights) of the portion of the cash, assets or evidences of indebtedness so to be distributed or of such subscription rights, options or warrants applicable to a Common Share and the denominator of which shall be such Market Price per Common Share. Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

      (D) DE MINIMIS THRESHOLD FOR ADJUSTMENT TO EXERCISE PRICE. Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one percent (1%) in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 2.3 shall be made to the nearest cent or to the nearest one-hundredth of a Common Share or other share, as the case may be. Notwithstanding the first sentence of this Subsection 2.3(d), any adjustment required by this
            Section  2.3 shall be made no later than the  earlier  of: (i) three
            (3) years from the date of the transaction which mandates such adjustment; and (ii) the Expiration Time.

      (E) CORPORATION MAY PROVIDE FOR ALTERNATE MEANS OF ADJUSTMENT. Subject to the prior consent of the holders of Voting Shares or Rights obtained as set forth in Subsections 5.4(b) or 5.4(c) hereof, as applicable, in the event the Corporation shall at any time after the Record Time issue any shares of capital stock (other than Common Shares), or rights or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in Clauses 2.3(a)(i) or 2.3(a)(iv) or Subsections 2.3(b) or 2.3(c) above, if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a), (b) and (c) above in connection with such transaction will no appropriately protect the interests of the holders of Rights, the Corporation shall be entitled to determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a),
            (b) and (c) above, such adjustments, rather than the adjustments contemplated by Subsections 2.3(a), (b) and (c) above, shall be made. The Corporation and the Rights Agent shall amend this Agreement as appropriate to provide for such adjustments.

      (F) ADJUSTMENT TO RIGHTS EXERCISABLE INTO SHARES OTHER THAN COMMON SHARES. If as a result of an adjustment made pursuant to Section 3.1 hereof, the holder of any Right thereafter exercised shall become entitled to receive any shares other than Common Shares, thereafter the number of such other shares so receivable upon exercise of any Right and the Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Shares contained in this Section 2.3, and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other shares.

      (G) RIGHTS TO EVIDENCE RIGHT TO PURCHASE COMMON SHARES AT ADJUSTED EXERCISE PRICE. Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of such Right, all subject to further adjustment as provided herein.

      (H) ADJUSTMENT TO NUMBER OF COMMON SHARES PURCHASABLE UPON ADJUSTMENT TO EXERCISE PRICE. Unless the Corporation shall have exercised its election as provided in Subsection 2.3(i) below, upon each adjustment of the Exercise Price as a result of the calculations made in Subsections 2.3(b) and (c) above, each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Common Shares (calculated to the nearest one ten-thousandth) obtained by: (i) multiplying (A) the number of shares purchasable upon exercise of a Right immediately prior to this adjustment by (B) the Exercise Price in effect immediately prior to such adjustment of the Exercise Price; and (ii) dividing the product so obtained by the Exercise Price in effect immediately after such adjustment of the Exercise Price.

      (I) ELECTION TO ADJUST NUMBER OF RIGHTS UPON ADJUSTMENT TO EXERCISE PRICE. The Corporation shall be entitled to elect on or after the date of any adjustment of the Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Common Shares purchasable upon the exercise of a Right. Each of the Right outstanding after the adjustment in the number of Rights shall be exercisable for the number of Common Shares for which a Right was exercisable for the number of Common Shares for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest one ten thousandth) obtained by dividing the Exercise Price in effect immediately after adjustment of the Exercise Price. The Corporation shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the Exercise Price is adjusted or any day thereafter, but, if Rights Certificates have been issued, shall be at least ten (10) days later than the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Subsection 2.3(i), the Corporation shall, as promptly as practicable, cause to be distributed to holders of record of Rights Certificates on such record date Rights Certificates evidencing, subject to Section 5.5 hereof, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Corporation, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment.

            Rights Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Corporation, the adjusted Exercise Price and shall be registered in the names of the holders of record of Rights Certificates on the record date for the adjustment specified in the public announcement.

      (J) RIGHTS CERTIFICATES MAY CONTAIN EXERCISE PRICE BEFORE ADJUSTMENT. Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

      (K) CORPORATION MAY IN CERTAIN CASES DEFER ISSUES OF SECURITIES. In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date of the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional Common Shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

      (L) CORPORATION HAS DISCRETION TO REDUCE EXERCISE PRICE FOR TAX REASONS. Notwithstanding anything in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3 as and to the extent that in their good faith judgment, the Board of Directors shall determine to be advisable in order that any: (i) consolidation or subdivision of the Common Shares; (ii) issuance of any Common Shares at less than the Market Price; (iii) issuance of securities convertible into or exchangeable for Common Shares; (iv) stock dividends; or (v) issuance of rights, options or warrants, referred to in this Section 2.3 hereafter made by the Corporation to holders of its Common Shares, shall not be taxable to such shareholders.

      (M) ADJUSTMENT OF EXERCISE PRICE. If, as a result of an adjustment made pursuant to Section 3.1, the holder of any Right thereafter exercised shall become entitled to receive any securities other than Common Shares, thereafter the number of such other securities so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as may be practicable to the provisions with respect to the Common Shares contained in the foregoing Subsections of this Section 2.3 and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other securities.

2.4 DATE ON WHICH EXERCISE IS EFFECTIVE. Each person in whose name any certificate for Common Shares is issued upon the exercise of Rights, shall for all purposes be deemed to have become the holder of record of the Common Shares represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made, provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.

2.5   EXECUTION, AUTHENTICATION, DELIVERY AND DATING OF RIGHTS CERTIFICATES.

      (a) The Rights Certificates shall be executed on behalf of the Corporation by any of the Chairman, the President, the Chief Financial Officer, or any Vice President, together with any other of such Persons or together with any one of its Secretary or Treasurer. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

      (b) Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature together with disclosure statements, and the Rights Agent shall manually countersign or by facsimile signature in a manner satisfactory to the Corporation and send such Rights Certificates and statements to the holders of the Rights pursuant to Subsection 2.2(c) hereof. No Rights Certificates shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

      (c) Each Rights Certificate shall be dated the date of countersignature thereof.

2.6   REGISTRATION, REGISTRATION OF TRANSFER AND EXCHANGE.

      (a) After the Separation Time, the Corporation will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed the "Rights Registrar" for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times. After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate and subject to the provisions of Subsection 2.6(c) below and the other provisions of this Agreement, the Corporation will execute and the Rights Agent will countersign and deliver, in the name of the holder or the designated transferee or transferees as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

      (b) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

      (c) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this
            Section 2.6, the Corporation or the Rights Agent may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and the Corporation may require payment of a sum sufficient to cover any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

      (d) The Corporation shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to the provisions of this Agreement.

2.7   MUTILATED, DESTROYED, LOST AND STOLEN RIGHT CERTIFICATES.

      (a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefore a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

      (b) If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time: (i) evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and (ii) such indemnity or other security as may be required by them to save each of them and any of their agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

      (c) As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation or the Rights Agent may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and the Corporation may require payment of a sum sufficient to cover any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

      (d) Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence an original additional contractual obligation of the Corporation, whether or not the destroyed lost or stolen Rights Certificate shall be at any time enforceable by anyone, and the holder thereof shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other holders of Rights duly issued by the Corporation.

2.8 PERSONS DEEMED OWNERS. Prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent shall be entitled to deem and treat the person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares).

2.9 DELIVERY AND CANCELLATION OF RIGHTS CERTIFICATES. All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9 except as expressly permitted by this Agreement. The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.10 AGREEMENT OF RIGHTS HOLDERS. Every holder of Rights, by accepting the same, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

            (i) to be bound by and subject to the provisions of this Agreement, as amended or supplemented from time to time in accordance with the terms hereof, in respect of all Rights held;

            (ii) that prior to the Separation Time each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

            (iii) that after the Separation Time, the Rights  Certificates  will be transferable only on the Rights Register as provided herein;

            (iv) that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent shall be entitled to deem and treat the person in whose name the Rights Certificate (or prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

            (v) that such holder of Rights has waived his or her right to receive any fractional Rights or any fractional Common Shares upon exercise of Rights except as provided herein;

            (vi) that, subject to the provisions of Section 5.4, without the approval of any holder of Rights and upon the sole authority of the Board of Directors acting in good faith this Agreement may be supplemented or amended from time to time pursuant to and as provided herein; and

            (vii) that  notwithstanding   anything  in  this  Agreement  to  the
                  contrary, neither the Corporation nor the Board of Directors nor the Rights Agent shall have any liability to any holder of a Right or to any other Person as a result of the inability of the Corporation, the Board of Directors or the Rights Agent to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a government, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11 RIGHTS CERTIFICATE HOLDER NOT DEEMED A SHAREHOLDER. No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed to confer upon the holder of any Right or Rights Certificate, as such, any of the rights, titles, benefits or privileges of a holder of Common Shares or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of shares of the Corporation at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares or securities of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

3.    ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1   FLIP-IN EVENT.

      (a) Subject to Subsection 3.1(b), and Subsections 5.1(b), 5.1(c) and 5.1(f) hereof, in the event that prior to the Expiration Time a Flip-in Event shall occur, the Corporation shall take such action as may be necessary to ensure and provide within eight (8) Trading Days of such occurrence, or such longer period as may be required to satisfy all applicable requirements of the Securities Act (Ontario), and the securities legislation of each other province of Canada and, if applicable, of the United States of America that, except as provided below, each Right shall thereafter constitute the right to purchase from the Corporation upon exercise thereof in accordance with the terms hereof that number of Common Shares of the Corporation having an aggregate Market Price on the date of the consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount equal to the Exercise Price (such Right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in the event that after such date of consummation or occurrence an event of a type analogous to any of the events described in Section 2.3 hereof shall have occurred with respect to such Common Shares).

      (b) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time, and the Stock Acquisition Date by: (i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such Acquiring Person); or (ii) a transferee or other successor in title directly or indirectly of Rights held by an Acquiring Person (or of any Affiliate or Associate of an Acquiring Person or of any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person) who becomes a transferee or successor in title concurrently with or subsequent to the Acquiring Person becoming an Acquiring Person; shall become null and void without any further action, and any holder of such Rights (including transferees or successors in title) shall not have any rights whatsoever to exercise such Rights under any provision of this Agreement and shall not have thereafter any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

      (c) From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the Companies Act, the Securities Act (Ontario), the 1933 Securities Act, the 1934 Exchange Act and the securities laws or comparable legislation in each of the provinces of Canada and each of the States of the United States in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

      (d) Any Rights Certificate that would represent Rights Beneficially owned by a Person described in either Clause 3.1(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate that would be issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall either not be issued upon the instruction of the Corporation in writing to the Rights Agent or contain the following legend:

            "THE RIGHTS REPRESENTED BY THIS RIGHTS CERTIFICATE WERE ISSUED TO A PERSON WHO WAS AN ACQUIRING PERSON OR AN AFFILIATE OR AN ASSOCIATE OF AN ACQUIRING PERSON (AS SUCH TERMS ARE DEFINED IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT) OR A PERSON WHO WAS ACTING JOINTLY OR IN CONCERT WITH AN ACQUIRING PERSON OR AN AFFILIATE OR ASSOCIATE OF AN ACQUIRING PERSON. THIS RIGHTS CERTIFICATE AND THE RIGHTS REPRESENTED HEREBY ARE VOID OR SHALL BECOME VOID IN THE CIRCUMSTANCES SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT."

            Provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Corporation in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend. The issuance of a Rights Certificate without the legend referred to in this Subsection 3.1(d) shall be of no effect on the provisions of Subsection 3.1(b).

      (e) If, upon the occurrence of a Flip-In Event, the aggregate number of Common Shares issuable upon the exercise of all Rights then outstanding would exceed the aggregate number of Common Shares that the Corporation is then authorized to issue pursuant to its constating documents, the number of Common Shares acquirable pursuant to each Right shall, notwithstanding Subsection 3.1(a), be reduced pro rata to the extent necessary such that the aggregate number of Common Shares issuable upon the exercise of all outstanding Rights does not then exceed the aggregate number of Common Shares that the Corporation is then authorized to issue pursuant to its constating documents, provided that any such pro rata reduction will not affect the Exercise Price or any other term of this Agreement relating to the Rights.

4.    THE RIGHTS AGENT

4.1   GENERAL

      (a) The Corporation hereby appoints the Rights Agent to act as agent for the Corporation in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint such co-Rights Agents as it may deem necessary or desirable, subject to the approval of the Rights Agent. In the event the Corporation appoints one or more co-Rights Agents, the respective duties of the Rights Agents and co-Rights Agents shall be as the Corporation may determine with the prior consent of the Rights Agent and the co-Rights Agents. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Corporation also agrees to indemnify the Rights Agent, its officers, directors and employees for, and to hold them harmless against, any loss, liability, or expense incurred that is not the result of negligence, bad faith or wilful misconduct on the part of the Rights Agent, its officers or employees, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement and the resignation or removal of the Rights Agent.

      (b) The Rights Agent shall be protected from and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares or any Rights Certificate or certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

      (c) The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Corporation.

4.2   MERGER OF AMALGAMATION OR CHANGE OF NAME OF RIGHTS AGENT

      (a) Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

      (b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3   DUTIES OF RIGHTS AGENT

      The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, to all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound.

      (a) The Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted to be taken by it in good faith and in accordance with such opinion. The Rights Agent may also consult with such other experts as the Rights Agent shall consider necessary to properly carry out the duties and obligations imposed under this Agreement (at the expense of the Corporation) and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert.

      (b) Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proven and established by a certificate signed by a person believed by the Rights Agent to be the Chairman, the President, the Chief Financial Officer, or any Vice-President, the Treasurer or the Secretary of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

      (c) The Rights Agent will be liable hereunder only for events which are the result of its own negligence, bad faith or willful misconduct and that of its officers, employees and other representatives.

      (d) The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only.

      (e) The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 hereof describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered or fully paid and non-assessable.

      (f) The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

      (g) The Rights Agent is hereby authorized and directed to accept written instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be the Chairman, the President, the Chief Financial Officer, any Vice-President, the Treasurer or the Secretary of the Corporation and to apply to such persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such person.

      (h) The Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

      (i) The Corporation agrees that it shall pay the Rights Agent for the services provided hereunder in accordance with the tariff of fees as agreed to in writing by the Corporation and the Rights Agent and shall reimburse the Rights Agent for all costs and expenses, including legal fees incurred in the carrying out of duties hereunder.

      (j) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either by itself or by through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys as agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4   CHANGE OF RIGHTS AGENT

The Rights Agent may resign and be discharged from its duties under this Agreement upon sixty (60) days' notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation and to each transfer agent of Voting Shares of the Corporation by registered or certified mail, and to the holders of the Rights in accordance with Section 5.8 hereof, all of which shall be at the expense of the Corporation. The Corporation may remove the Rights Agent upon sixty (60) days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Voting Shares of the Corporation by registered or certified mail and to the holders of the Rights in accordance with Section
5.8 hereof. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of sixty (60) days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate for inspection by the Corporation), then the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent at the Corporation's expense. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of Ontario. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose upon receipt of all fees and expenses properly owing pursuant to this Agreement. Not later than the effective date of any such appointment. the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Voting Shares of the Corporation, and mail a notice thereof in writing to the holders of the Rights. The cost of giving any notice required under this Section 4.4 shall be borne solely by the Corporation. Failure to give any notice provided for in this Section 4.4 however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

5.    MISCELLANEOUS

5.1   REDEMPTION AND WAIVER

      (a) Subject to the prior consent of the holders of Voting Shares or the holders of Rights obtained as set forth in Subsections 5.4(b) or 5.4(c) hereof, as applicable, the Board of Directors acting in good faith may, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in the event that an event of the type described in Section 2.3 hereof shall have occurred (such redemption price being herein referred to as the "Redemption Price").

      (b) Subject to the prior consent of the holders of Voting Shares obtained as set forth in Subsection 5.4(b) hereof, the Board of Directors acting in good faith may, prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, and upon prior written notice to the Rights Agent, determine to waive the application of
            Section 3.1 hereof to a Flip-in Event which may occur by reason of an acquisition of Voting Shares made otherwise than pursuant to a Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares (which for greater certainty shall not include the circumstances described in Subsection 5.1(g) below). In the event that the Board of Directors proposes such a waiver, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than ten (10) Business Days following the meeting of shareholders called to approve such waiver.

      (c) The Board of Directors acting in good faith may, prior to the occurrence of a Flip-in Event as to which the application of Section
            3.1 has not been waived pursuant to this Section 5.1, and upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 hereof to a Flip-in Event which may occur by reason of a Take-over Bid made by means of a take-over bid circular to all holders of Voting Shares (which for greater certainty shall not include the circumstances described in Subsection 5.1(g) below); provided that if the Board of Directors waives the application of Section 3.1 hereof to a particular Flip-in Event pursuant to this Subsection 5.1(c), the Board of Directors shall be deemed to have waived the application of Section 3.1 hereof to any other Flip-in Event occurring by reason of any Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares prior to the expiry of any Take-over Bid (as the same may be extended from time to time) in respect of which a waiver is, or is deemed to have been, granted pursuant to this Subsection 5.1(c).

      (d) The Board of Directors may, prior to the close of business on the tenth (10th) Trading Day following a Stock Acquisition Date or such later Business Day as they may from time to time determine, upon prior written notice delivered to the Rights Agent, waive the application of Section 3.1 to the related Flip-In Event, provided that the Acquiring Person has reduced its Beneficial Ownership of Voting Shares (or has entered into a contractual arrangement with the Corporation, acceptable to the Board of Directors, to do so within ten (10) calendar days of the date on which such contractual arrangement is entered into or such other date as the Board of Directors may have determined) such that at the time the waiver becomes effective pursuant to this Subsection 5.1(d) such Person is no longer an Acquiring Person. In the event of such a waiver becoming effective prior to the Separation Time, for the purposes of this Agreement, such Flip-In Event shall be deemed not to have occurred.

      (e) Where a Take-over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-In Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being redeemed pursuant to this Subsection 5.1(e), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred and the Corporation shall be deemed to have issued replacement Rights to the holders of its then outstanding Common Shares.

      (f) Notwithstanding the provisions of Subsections 5.1(b) and (c) hereof, the Board of Directors may, prior to the close of business on the eighth (8th) day following the Stock Acquisition Date, determine, upon prior written notice delivered to the Rights Agent, to waive or to agree to waive the application of Section 3.1 hereof to a Flip-in Event, provided that both of the following conditions are satisfied:

            (i) the Board of Directors has determined that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that Person would become, an Acquiring Person; and

            (ii) such Acquiring Person has reduced its Beneficial Ownership of Voting Shares (or has entered into a contractual arrangement with the Corporation, acceptable to the Board of Directors, to do so within thirty (30) days of the date on which such contractual arrangement is entered into) such that at the time the waiver becomes effective pursuant to this Subsection 5.1(f), such Person is no longer an Acquiring Person; and in the event of such a waiver, for the purposes of this Agreement, the Flip-in Event shall be deemed never to have occurred, and the Separation Time shall be deemed not to have occurred as a result of such Person having inadvertently become an Acquiring Person.

      (g) The Board of Directors shall, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the date that a Person who has made a Permitted Bid, a Competing
            Permitted Bid or an Exempt Acquisition under Subsection 5.1(c) above, takes up and pays for Voting Shares pursuant to the terms and conditions of such Permitted Bid, Competing Permitted Bid or Exempt Acquisition, as the case may be.

      (h) If the Board of Directors elects or is deemed to have elected to redeem the Rights and, in circumstances in which Subsection 5.1(a) is applicable, such redemption is approved by the holders of Voting Shares or the holders of Rights in accordance with Subsection 5.4(b) or (c), as the case may be, the right to exercise the Rights will thereupon, without further action and without notice, terminate and each Right will after redemption be null and void and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

      (i) Within ten (10) days after the Board of Directors electing or having been deemed to have elected to redeem the Rights or, if Subsection 5.1(a) applies, within ten (10) Business Days after the holders of Voting Shares or the holders of Rights have approved the redemption of Rights in accordance with Subsection 5.4(b) or (c) hereof, as the case may be, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to all such holders at their last address as they appear upon the Rights Register or, prior to the Separation Time, on the registry books of the Transfer Agent for the Common Shares. Any notice, which is mailed in the manner herein provided, shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 5.1 and other than in connection with the purchase of Common Shares prior to the Separation Time.

      (j) Where a Take-over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being redeemed pursuant to this Subsection 5.1(j), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.

      (k) The Corporation shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 pursuant to this Subsection 5.1(k).

5.2 EXPIRATION. No person shall have any rights whatsoever pursuant to or arising out of this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Subsection 4.1(a) hereof.

5.3 ISSUANCE OF NEW RIGHT CERTIFICATES. Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by its Board of Directors to reflect any adjustments or change in the number of kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4   SUPPLEMENTS AND AMENDMENTS.

      (a) The Corporation may from time to time supplement or amend this Agreement without the approval of any holders of Rights or Voting Shares to correct any clerical or typographical error or to maintain the validity of the Agreement as a result of a change in any applicable legislation or regulations thereunder. The Corporation, at or prior to the meeting of the shareholders, or any adjournment or postponement thereof, to be held for shareholders of the Corporation to consider and if deemed advisable, to adopt a resolution approving, ratifying and confirming this Agreement and the Rights issued pursuant thereto, may supplement or amend this Agreement without the approval of any holders of Rights or Voting Shares in order to make changes which the Board of Directors acting in good faith may deem necessary or desirable.

            Notwithstanding anything in this Section 5.4 to the contrary, no supplement or amendment shall be made to the provisions of Article 4 hereof except with the written concurrence of the Rights Agent to such supplement or amendment.

      (b) Subject to Subsection 5.4(a), the Corporation may, with the prior consent of the holders of the Voting Shares obtained as set forth below, at any time prior to the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Voting Shares at a meeting of the holders of Voting Shares, which meeting shall be called and held in compliance with applicable laws and regulatory requirements and the requirements in the articles and by-laws of the Corporation. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or revision is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders present in person or represented by proxy and entitled to be voted at a meeting of the holders of Voting Shares.

      (c) Subject to Subsection 5.4(a), the Corporation may, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time and before the Expiration Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if provided by the holders of Rights at a Rights Holders' Special Meeting, which Rights Holders' Special Meeting shall be called and held in compliance with applicable laws and regulatory requirements and, to the extent possible, with the requirements in the articles and by-laws of the Corporation applicable to meetings of holders of Common Shares, applied mutatis mutandis. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by holders of Rights (other than holders of Rights whose Rights have become null and void pursuant to Subsection 3.1(b)), represented in person or by proxy at the Rights Holders' Special Meeting.

      (d) Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present in person or represented by proxy and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's by-laws and the Companies Act with respect to a meeting of shareholders of the Corporation.

      (e) Any supplements or amendments made by the Corporation to this Agreement pursuant to Subsection 5.4(a) above which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations thereunder shall:

            (i) If made before the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by the majority referred to in Subsection 5.4(b), confirm or reject such amendment; and

            (ii) If made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(c), confirm or reject such amendment.

      (f) The Corporation shall be required to provide the Rights Agent with notice in writing of any such amendment, recission or variation to this Agreement as referred to in this Section 5.4 within five business days of effecting such amendment, recission or variation. A supplement or amendment shall be effective from the date of the resolution of the Board of Directors adopting such supplement or amendment until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such supplement or amendment is confirmed, it continues in effect in the form so confirmed. If such supplement or amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such supplement or amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend, vary or delete any provision of this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights, as the case may be.

5.5   FRACTIONAL RIGHTS AND FRACTIONAL SHARES.

      (a) The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. Any such fractional Right shall be null and void and the Corporation will not have any obligation or liability in respect thereof.

      (b) The Corporation shall not be required to issue fractions of Common Shares or other securities upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares or other securities, the Corporation shall pay to the registered holders of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share.

5.6 RIGHTS OF ACTION. Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective registered holders of the Rights; and any registered holder of any Rights, without the consent of the Rights Agent or of the registered holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce such holder's right to exercise such holder's Rights in the manner provided in such holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against, actual or threatened violations of the obligations of any Person subject to this Agreement.

5.7 REGULATORY APPROVALS. Any obligation of the Corporation or action or event contemplated by this Agreement (including, without limitation, any amendments to this Agreement) shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, and without limiting the generality of the foregoing, necessary approvals of any stock exchange shall be obtained, such as approvals relating to the issuance of Common Shares upon the exercise of Rights under Subsection 2.2(d).

5.8 DECLARATION AS TO NON-CANADIAN HOLDERS. If, in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada or the United States, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure that such compliance is not required, including, without limitation, establishing procedures for the issuance to a Canadian or United States resident trustee of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the trustee or to the trustee and the Corporation, as the Corporation may determine, absolution investment discretion with respect thereto) and the sale thereof and remittance of proceeds of such sale, if any, to the Persons entitled thereto. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.9 NOTICE OF PROPOSED ACTIONS. In case the Corporation shall propose after the Separation Time and prior to the Expiration Time to effect or permit (in cases where the Corporation's permission is required) any Flip-in Event or to effect the liquidation, dissolution or winding-up of the Corporation or the sale of substantially all of the Corporation's assets, then, in each such case, the Corporation shall give to each holder of a Right, in accordance with Section 5.8 hereof, a notice of such proposed action, which shall specify the date on which such Flip-in Event, liquidation, dissolution, winding-up or sale is to take place, and such notice shall be so given at least twenty (20) Business Days prior to the date of taking of such proposed action.

5.10 NOTICES. Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) or sent by facsimile (in the case of facsimile, an original copy of the notice or demand sent by first class mail, postage prepaid, to the Corporation following the giving of the notice or demand by facsimile), charges prepaid and confirmed in writing, as follows:

      YM BioSciences Inc.
      5045 Orbitor Drive,
      Bldg. 11, Suite 400
      Mississauga, Ontario
      L4W 4Y4

      Attention:  President and Chief Executive Officer
      Facsimile:  905.629.9761
      e-mail:  dallan@ymbiosciences.com

      Any notice or demand authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Corporation) or sent by facsimile (in the case of facsimile, an original copy of the notice or demand sent by first class mail, postage prepaid, to the Rights Agent following the giving of the notice or demand by facsimile), or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

      CIBC Mellon Trust Company
      6th Floor
      320 Bay Street
      P.O. Box 1 Toronto, Ontario
      M5H 4A6

      Attention:  Manager, Client Services
      Facsimile:  (416) 643-5570

      Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the Rights Register or, prior to the Separation Time, on the registry books of the transfer agent for the Common Shares. Any notice, which is mailed in the manner herein provided, shall be deemed given, whether or not the holder receives the notice. Any notice given or made in accordance with this Section 5.10 shall be deemed to have been given and to have been received on the day of delivery, if delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

5.11 COST OF ENFORCEMENT. The Corporation agrees that if the Corporation fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder to enforce his, her or its rights pursuant to any Rights or this Agreement.

5.12 SUCCESSORS. All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.13 BENEFITS OF THIS AGREEMENT. Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.14 GOVERNING LAW. This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Ontario and for all purposes shall be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

5.15 SEVERABILITY. If any Section, Subsection, Clause, Subclause, term or provision hereof or the application thereof to any circumstances or any right hereunder shall, in any jurisdiction and to any extent, be invalid or unenforceable, such Section, Subsection, Clause, Subclause, term or provision or such right shall be ineffective only in such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining Sections, Subsections, Clauses, Subclauses, terms and provisions hereof or rights hereunder in such jurisdiction or the application of such Section, Subsection, Clause, Subclause, term or provision or rights hereunder in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.16 EFFECTIVE DATE. This Agreement is effective and in full force and effect in accordance with its terms as of the date hereof (the "Effective Date"). If the Rights Plan is not ratified by resolution passed by a majority of the votes cast by Independent Shareholders present or represented by proxy at a meeting of shareholders of the Corporation to be held within six months of the Effective Date, then, without further formality, this Agreement and all outstanding Rights shall terminate and be void and be of no further force and effect on and from the earlier of: (i) the close of such meeting of shareholders; and (ii) 5:00 p.m. (Toronto time) on the date which is six (6) months after the Effective Date. The term of the Rights Plan ends on the date of the Corporation's Annual Meeting of Shareholders to be held in 2007, at which time the Rights expire unless they are terminated, redeemed or exchanged earlier by the Board of Directors.

5.17 DETERMINATIONS AND ACTIONS BY THE BOARD OF DIRECTORS. The Board of Directors shall have the exclusive power and authority to administer this Agreement and to exercise all rights and powers specifically granted to the Board of Directors or to the Corporation as may be necessary or advisable in the administration of this Agreement. All such actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith, shall not subject the Board of Directors or any director of the Corporation to any liability to the holders of the Rights.

5.18 RIGHTS OF BOARD, CORPORATION AND OFFEROR. Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of Voting Shares reject or accept an Takeover Bid or take any other action (including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Take-over Bids or other proposals to the Shareholders of the Corporation) with respect to any Take-over Bid or otherwise that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

5.19 REGULATORY APPROVALS. Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the prior receipt of any requisite approval or consent from any governmental or regulatory authority including, without limiting the generality of the foregoing, any necessary approval of any securities regulatory authority, The Toronto Stock Exchange or any other stock exchange.

5.20 DECLARATION AS TO NON-CANADIAN HOLDERS. If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith may take such actions as it may deem appropriate to ensure such compliance. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes. United States Persons, as such term is defined in Regulation S of the 1933 Securities Act, may not exercise the Rights granted pursuant to this Agreement unless the Common Shares to be issued pursuant to the exercise of such Rights are either registered under the 1933 Securities Act, or there is an appropriate exemption from registration.

5.21  TIME OF THE ESSENCE. Time shall be of the essence in this Agreement.

5.22 EXECUTION IN COUNTERPARTS. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

5.23  EXPIRATION  TIME.  If  the  Separation  Time  shall  have  occurred,  then
      (notwithstanding anything to the contrary in this Agreement) this Agreement and the Rights shall continue in full force and effect until such time as there shall be no further Rights.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

YM BIOSCIENCES INC.

By:  /S/ LEN VERNON
         Len Vernon, Director, Finance and Administration

CIBC MELLON TRUST COMPANY

By: /S/ WARREN JANSEN
        Warren Jansen, Authorized Signatory

By:  /S/ T. TACCOGNA
         T. Taccogna, Authorized Signatory

                                  EXHIBIT "A-1"

                          [FORMS OF RIGHTS CERTIFICATE]

CERTIFICATE NO. ___________________________         _____________________ RIGHTS

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. UNDER CERTAIN CIRCUMSTANCES, RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON, ANY PERSON ACTING JOINTLY OR IN CONCERT WITH AN ACQUIRING PERSON OR THEIR RESPECTIVE ASSOCIATES AND AFFILIATES (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) AND THEIR RESPECTIVE TRANSFEREES SHALL BECOME VOID WITHOUT ANY FURTHER ACTION.

RIGHTS CERTIFICATE

This certifies that _______________________________ or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement dated as of the 22nd day of November, 2000 (the "Rights Agreement") between YM BioSciences Inc., a corporation continued under the Companies Act (Nova Scotia) (the "Corporation"), and CIBC Mellon Trust Company, a trust company incorporated under the laws of Canada, as rights agent (the "Rights Agent", which term shall include any successor Rights Agent under the Rights Agreement) to purchase from the Corporation at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Rights Agreement) one fully paid and non-assessable Common Share of the Corporation (a "Common Share") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise duly executed and submitted to the Rights Agent at its principal office in the City of Toronto. The Exercise Price shall initially be $200.00 (Canadian) per Right and shall be subject to adjustment in certain events as provided in the Rights Agreement. In certain circumstances described in the Rights Agreement, each Right evidenced hereby may entitle the registered holder thereof to purchase or receive assets, debt securities or other equity securities of the Corporation (or a combination thereof) all as provided in the Rights Agreement. This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights. Copies of the Rights Agreement are on file at the registered head office of the Corporation and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights entitling the holder to purchase a like aggregate number of Common Shares as the Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Rights Certificate (i) may be, and under certain circumstances are required to be, redeemed by the Corporation at a redemption price of $0.0001 per Right; and
(ii) may be exchanged at the option of the Corporation for cash, debt or equity securities or other assets of the Corporation.

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby.

No holder of this Rights Certificate, as such, shall be entitled to vote, receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities of the Corporation which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders of the Corporation at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders of the Corporation (except as expressly provided in the Rights Agreement), or to receive dividends, distributions or subscription rights, or otherwise until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been manually countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation.

Date: ______________________

YM BIOSCIENCES INC.

By: ________________________                By: ____________________________

President and Chief Executive Officer            Vice President, Finance and
                                                 Chief Financial Officer

Countersigned

CIBC MELLON TRUST COMPANY
Transfer Agent and Registrar

By: ____________________________
          Authorized Signature

(To be attached to each Rights Certificate)

FORM OF ELECTION TO EXERCISE

TO: YM BIOSCIENCES INC.

The undersigned hereby irrevocably elects to exercise ____________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Shares be issued to:

-------------------------------------------
(Name)

-------------------------------------------
(Address)

-------------------------------------------
(City and State or Province)

-------------------------------------------
Social Insurance, Social Security or Other Taxpayer Number

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

-------------------------------------------
(Name)

-------------------------------------------
(Address )

-------------------------------------------
(City and State or Province)

-------------------------------------------
Social Insurance, Social Security or Other Taxpayer Number
Date

Guaranteed by an                            ____________________________________
Eligible Institution:                       Signature
                                            (Signature  must  correspond to name
                                            as  written  upon  the  face of this
                                            Rights    Certificate    in    every
                                            particular.  Without  alteration  or
                                            enlargement     or    any     change
                                            whatsoever)

An "Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

[To be completed if true]

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or any Person acting jointly or in concert with any of the foregoing (as defined in the Rights Agreement).

                                            -----------------------------------
                                            Signature

NOTICE

In the event the certification set forth in the Form of Election to Exercise is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement) and accordingly such Rights shall be null and void.

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate)

FOR VALUE RECEIVED ________________________________________ hereby sells,

assigns and transfers unto ______________________________________  (Please print name and address of transferee) the Rights represented by this Rights Certificate, together with all right, title and interest therein and does hereby irrevocably constitute and appoint _____________________________ as attorney to transfer the within Rights on the books of the Corporation, with full power of substitution.

Dated ____________________

Guaranteed by an                            ___________________________________
Eligible Institution:                                Signature

                                            (Signature  must  correspond to name
                                            as  written  upon  the  face of this
                                            Rights    Certificate    in    every
                                            particular   without  alteration  or
                                            enlargement     or    any     change
                                            whatsoever)

An "Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

[To be completed if true]

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or any Person acting jointly or in concert with any of the foregoing (as defined in the Rights Agreement).

                                           _____________________________________
                                           Signature

NOTICE

In the event the certification set forth in the Form of Assignment is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement) and accordingly such Rights shall be null and void.

                                  SCHEDULE "B"

                     ORDINARY RESOLUTION OF THE SHAREHOLDERS
                     REGARDING SHARE INCENTIVE ARRANGEMENTS

RESOLVED AS ORDINARY RESOLUTIONS THAT:

1. The amount of Common Shares reserved for issuance from time to time pursuant to the Option Plan in accordance with the terms thereof be fixed at the aggregate amount of 3,500,000 and specifically fixed for the Option Plan (inclusive of options currently outstanding).

2. The Board of Directors of the Corporation or any committee thereof be and is hereby authorized and directed to make all or any designations on behalf of the Corporation for the purposes of the Option Plan and to take any other action which may or must be taken by the Corporation under such Share Plan.

3. The Corporation be authorized to make such further amendments to the Option Plan as may be required by The Toronto Stock Exchange as a condition to granting its approval to the above amendments.

4. The Directors of the Corporation are hereby authorized and empowered to determine that the above resolutions shall not come into effect without further action of the shareholders of the Corporation if The Toronto Stock Exchange does not grant any and all required consents or approvals required under the by-laws and policies of The Toronto Stock Exchange in connection with the additional listing of the shares as a result of the above amendment to the Option Plan.

5. Any director or officer of the Corporation is hereby authorized and empowered for and in the name of and on behalf of the Corporation to execute, or cause to be executed, whether under the Corporation seal or otherwise, and to deliver or cause to be delivered all such documents and instruments, and to do or to cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary or desirable to carry out the intent of these resolutions.

                                  SCHEDULE "C"

                     SPECIAL RESOLUTION OF THE SHAREHOLDERS
                    REGARDING IMPLEMENTING A CLASSIFIED BOARD

WHEREAS it is deemed desirable to amend the articles of association of the Company (the "Present Articles");

BE IT RESOLVED as a special  resolution of the Company that the Present Articles
be  amended   effective   immediately  by  deleting  Article  80  therefrom  and
substituting therefor, as Article 80, the following, effective immediately:

The directors of the Company shall be elected and shall retire in rotation. The Board of Directors shall be divided into three classes, enumerated Class I, Class II, and Class III, as nearly equal in number of directors as possible, with the term of office of the directors of one class expiring each year. Each director shall be elected to serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting of shareholders at which such director was elected; provided, however, that the directors first elected to Class I shall serve for a term ending on the date of the annual meeting of shareholders in calendar year 2005, the directors first elected to Class II shall serve for a term ending on the date of the annual meeting of shareholders in calendar year 2006, and the directors first elected to Class III shall serve for a term ending on the date of the annual meeting of shareholders in calendar year 2007.

In the event of any change in the authorized number of directors, the Board of Directors shall apportion any newly created directorships to, or reduce the number of directorships in, such class or classes as shall, so far as possible, equalize the number of directors in each class.

Each director shall serve for a term continuing until the annual meeting of shareholders at which the term of the class to which he or she was elected expires and until his or her successor is elected or appointed or until his or her earlier death, resignation or removal.

Any vacancies in the Board of Directors for any reason, including any newly created directorships resulting from any increase in the number of directors, may be filled by the Board of Directors; and any directors so appointed shall hold office until the next election of the class for which such directors shall have been appointed, and until their successors shall be elected or appointed.

AND BE IT FURTHER RESOLVED that the amendment of the Present Articles shall not in any way prejudice or affect any acts, matters or things done or performed by the shareholders, directors, officers or agents of the Company pursuant thereto.

                                  SCHEDULE "D"

                     SPECIAL RESOLUTION OF THE SHAREHOLDERS
                                REGARDING NOTICE

BE IT RESOLVED AS A SPECIAL  RESOLUTION OF THE CORPORATION  THAT paragraph 45 of
the  Corporation's   articles  of  association  be  deleted  and  the  following substituted in its stead:

            At least ten days' written notice, or such longer period of notice as may be required by the Act, of every general meeting, specifying the place, day and hour of the meeting and, when special business is to be considered, the general nature of such business, shall be given to the shareholders entitled to be present at such meeting by notice given as permitted by these Articles.

                               YM BIOSCIENCES INC.
                            PROXY FOR THE HOLDERS OF
                                  COMMON SHARES

            FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                         to be held on December 8, 2004

                         AND THE MEETING OF SHAREHOLDERS
                 to be held on December 22, 2004, in connection
                      with Item 5 and Item 6 of this Proxy

            THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION.

The undersigned shareholder of YM BioSciences Inc. (the "Corporation") hereby appoints DAVID G.P. ALLAN, CHAIRMAN, or failing him, LEN VERNON, OR INSTEAD OF EITHER OF THE FOREGOING, as the nominee of the undersigned to attend and act for and on behalf of the undersigned at THE ANNUAL MEETING OF THE SHAREHOLDERS OF THE CORPORATION TO BE HELD ON THE 8TH DAY OF DECEMBER, 2004, AND AT A MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 22, 2004, with respect to Item 5 and Item 6 of this Proxy, and at any adjournment or adjournments thereof:

            1. VOTE ________ FOR ALL or WITHHOLD FROM VOTING ______ FOR ALL of the nominees to serve on the Corporation's Board of Directors, to serve for the periods of time indicated or, in the event that the shareholders do not approve Item 5, below, until the next annual meeting of shareholders.

            Class I Directors: John Friedman and Julius Vida for a one year term ending at the 2005 Annual Meeting.

            Class II Directors: Mark Entwistle, Henry Friesen and Gilbert Wenzel for a two year term ending at the 2006 Annual Meeting.

            Class III Directors:  David G.P. Allan, Thomas I. A. Allen and Tryon
            M. Williams for a three year term ending at the 2007 Annual Meeting.

            2. VOTE FOR ______________or WITHHOLD FROM VOTING ___________ in the appointment of auditors and in authorizing the directors to fix the remuneration of the auditors.

            3.  VOTE  FOR  ______________  or  VOTE  AGAINST  _____________  the
            resolution, the form of which is attached as Schedule "A" to the accompanying Circular, ratifying a shareholders rights plan agreement entered into by the Corporation and CIBC Mellon Trust Company.

            4.  VOTE  FOR  ______________  or  VOTE  AGAINST  _____________  the
            resolution, the form of which is attached as Schedule "B" to the accompanying Circular, approving amendments to the Option Plan to fix the number of Common Shares to be reserved for issuance under the Option Plan at 3,500,000.

            5. VOTE FOR ______________ or VOTE AGAINST ___________ the special resolution in the form set out in Schedule "C" of the Corporation's Circular which accompanied this proxy with respect to implementing a classified board.

            6. VOTE FOR _______________ or VOTE AGAINST ____________ the special resolution in the form set out in Schedule "D" of the Corporation's Circular which accompanied this proxy with respect to providing advance notice of shareholder business.

            7. Such other business as may properly come before the meeting.

            DATED the _______________ day of _________________, 2004.

            Number of Common Shares _________________________

            Signature of Shareholder: ___________________________

            Name: ___________________________(Please print clearly)

            NOTES:

            1. A shareholder has the right to appoint a person to represent him or her and to attend and act for him or her on his or her behalf at the meeting other than the nominees designated above and may exercise such right by inserting the name of his or her nominee in the space provided above for that purpose.

            2. In the event that no specification has been made with respect to voting or withholding from voting in the election of directors and the appointment of auditors and authorizing the directors to fix the remuneration of the auditors, the proxy nominees are instructed to vote the shares represented by this proxy in favour of such matters.

            3. If an individual, please sign exactly as your shares are registered. If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed.

            If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his name printed below his signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

            In many cases, shares beneficially owned by a holder (a "Non-Registered Holder") are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Non-Registered Holders should, in particular, review the sections entitled "Non-Registered Holders" in the accompanying management proxy circular and carefully follow the instructions of their intermediaries.

            All holders of shares should refer to the accompanying Management Proxy Circular for further information regarding completion and use of this proxy and other information pertaining to the meeting.

            4. To be valid, this proxy must be signed and deposited with CIBC Mellon Trust Company, Attention: Proxy Department Unit 6, 200 Queens Quay East, Toronto, Ontario, M5A 4K9 on December 7, 2004 or, if the meeting is adjourned, 24 hours, (excluding Saturdays and holidays) before any adjourned meeting.

            5. If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed.